Exhibit C
FORDING CANADIAN COAL TRUST

MANAGEMENT’S DISCUSSION AND ANALYSIS
FORWARD-LOOKING INFORMATION
This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 including, but not limited to, Fording Canadian Coal Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2007 Compared with 2006, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Key Risks and Uncertainties.
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. For a further discussion of the assumptions, risks and uncertainties relating to the forward-looking statements contained in this management’s discussion and analysis, please refer to the sections entitled Caution Regarding Forward-Looking Statements and Key Risks and Uncertainties.
INTRODUCTION
The Trust
This management’s discussion and analysis, dated March 14, 2008, is a year-over-year review of the activities, results of operations, liquidity and capital resources of the Fording Canadian Coal Trust (the Trust) and its subsidiaries on a consolidated basis. The Trust is an open-ended mutual fund trust existing under the laws of Alberta and governed by its Declaration of Trust. Its units are publicly traded in Canada on the TSX (FDG.UN) and in the United States on the NYSE (FDG). The Trust is not a trust company and it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. References to “we”, “us” and “our” in this management’s discussion and analysis are to the Trust and its subsidiaries.
The Trust was formed in connection with a plan of arrangement effective February 28, 2003 (the 2003 Arrangement). Prior to August 24, 2005, the Trust held all of the shares and subordinated notes of its operating subsidiary company, Fording Inc. (the Corporation). Effective August 24, 2005, the Trust reorganized its structure by way of a plan of arrangement (the 2005 Arrangement) under which substantially all of the assets of the Corporation were transferred to a new entity, Fording Limited Partnership (Fording LP), and the Trust. The 2005 Arrangement created a flow-through structure whereby the Trust directly and indirectly owns all of the partnership interests of Fording LP, which holds the partnership interest in Elk Valley Coal Partnership (Elk Valley Coal) previously held by the Corporation.

Effective January 1, 2007, the Trust reorganized into a royalty trust. As a royalty trust, current provisions of the Canadian Income Tax Act do not limit the level of foreign ownership of the units of the Trust. The reorganization into a royalty trust did not change the distribution policy of the Trust or affect the amount of cash available for distribution to unitholders.
The Trust is a flow-through structure and under currently applicable Canadian income tax regulations all taxable income of the Trust is distributed to the unitholders without being taxed at the Trust level. The Trust does pay mineral taxes and Crown royalties to the provinces of British Columbia and Alberta. On June 22, 2007, the Federal Government of Canada enacted changes to Canadian income tax regulations that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011.
The Trust does not carry on any active business. The Trust directly and indirectly owns all of the interests of Fording LP, which holds a 60% interest in Elk Valley Coal. The Trust uses the cash it receives from its investments to make quarterly distributions to its unitholders.
The principal asset of the Trust is its 60% interest in Elk Valley Coal, which was created in connection with the 2003 Arrangement. Elk Valley Coal combined the metallurgical coal mining operations and assets formerly owned by Fording Inc. (the public company that was the predecessor of the Trust prior to the 2003 Arrangement), Teck Cominco Limited and/or its affiliates (Teck Cominco) and the Luscar/CONSOL joint ventures. Elk Valley Coal produces and distributes metallurgical coal from six mines located in British Columbia and Alberta, Canada. The Trust accounts for its interest in Elk Valley Coal as a joint venture using the proportionate consolidation method. Until June 2007, the Trust also held a 100% interest in NYCO, which mined and processed wollastonite and other industrial minerals at two operations in the United States and one operation in Mexico.
At the time of the 2003 Arrangement, the Trust held a 65% interest in Elk Valley Coal and Teck Cominco held the remaining 35%. The agreement governing Elk Valley Coal provided for an increase in Teck Cominco’s interest to a maximum of 40% to the extent that synergies realized from the combination of various metallurgical coal assets contributed to Elk Valley Coal exceeded certain target levels. The partners agreed that the synergy objectives were achieved and, as a result, the Trust’s interest in Elk Valley Coal was reduced to 62% effective April 1, 2004, to 61% on April 1, 2005, and to 60% on April 1, 2006. We accounted for the estimated effect of the 5% reduction of our interest in Elk Valley Coal in the second quarter of 2004, including an estimate of additional distribution entitlements to be received from Elk Valley Coal through March 31, 2006. The additional distribution entitlements received from Elk Valley Coal since March 31, 2004 were included in the Trust’s cash available for distribution over the period ending March 31, 2006.
The information in this management’s discussion and analysis should be read together with the consolidated financial statements, the notes thereto and other public disclosures of the Trust. Additional information relating to the Trust, including our annual information form, is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Trust’s website at www.fording.ca. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These principles conform in all material respects with GAAP in the United States, except as disclosed in note 17 to the consolidated financial statements.
We report our financial information in Canadian dollars and all monetary amounts set forth herein are expressed in Canadian dollars unless specifically stated otherwise.

Elk Valley Coal Partnership
Elk Valley Coal is a general partnership between Fording LP and Teck Cominco. Our consolidated financial statements reflect our proportionate interest in Elk Valley Coal.
Teck Cominco is the managing partner of Elk Valley Coal and is responsible for managing its business and affairs, subject to certain matters that require the agreement of all partners. We are dependent upon Teck Cominco as managing partner of Elk Valley Coal and there is some risk to us should any conflict arise between the Trust, Elk Valley Coal and Teck Cominco. Should Teck Cominco not fulfill its obligations under the agreement governing Elk Valley Coal, fail to manage the business and affairs of Elk Valley Coal in a prudent manner or should conflicts of interest arise, there could be adverse effects on the amount of cash available for distribution to unitholders.
Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world. Hard coking coal is a type of metallurgical coal used primarily for making coke by integrated steel mills, which account for substantially all global production of primary (i.e. unrecycled) steel. The seaborne hard coking coal market is characterized by the global nature of international steel making, the relative concentration of quality metallurgical coal deposits in Australia, Canada and the United States and the comparatively low cost of seaborne transportation.
Elk Valley Coal has an interest in six active mining operations. The Fording River, Coal Mountain, Line Creek, Elkview and Greenhills operations are located in the Elk Valley region of southeast British Columbia. The Cardinal River operation is located in west-central Alberta.
The Fording River, Coal Mountain, Line Creek and Cardinal River operations are wholly owned. The Greenhills operation is a joint venture in which Elk Valley Coal has an 80% interest. Elk Valley Coal holds, directly and indirectly, a 95% general partnership interest in the Elkview Operation.
Elk Valley Coal also owns numerous coal resources in British Columbia as well as a 46% interest in Neptune Bulk Terminals (Canada) Ltd. (Neptune Terminals), a coal loading facility located in North Vancouver, British Columbia.
NYCO
NYCO consisted of our former subsidiaries that operated wollastonite mining operations in New York State and Mexico and a tripoli mining operation in Missouri. In June 2007, we sold our interest in NYCO for cash proceeds of approximately $37 million, net of withholding taxes. Estimated income taxes owing on the net proceeds are $6 million. The distributable proceeds from the sale of NYCO, net of income taxes paid and payable, of $31 million, or $0.21 per unit, were included in cash available for distribution in 2007.
NYCO is presented as a discontinued operation in the accompanying consolidated financial statements.
NON-GAAP FINANCIAL MEASURES
This management’s discussion and analysis refers to certain financial measures, such as distributable cash, cash available for distribution, sustaining capital expenditures, income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts, and the average realized Canadian dollar sales prices if realized gains and losses on foreign exchange forward contracts were included in revenues in 2007, that are not measures recognized under GAAP in Canada or the United States and do not have standardized meanings prescribed by GAAP. These measures may differ from those made by other issuers and, accordingly, may not be comparable to such measures as reported by other trusts or corporations. We discuss these measures, which have been derived from our financial statements and applied on a consistent basis, because we believe that they are of assistance in the understanding of the results of our operations and financial position, and provide further information about the ability of the Trust to earn and distribute cash to unitholders.

Cash available for distribution is the term used by us to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Actual distributions of cash to unitholders are made in accordance with our distribution policy.
Sustaining capital expenditures refers to expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of management.
Income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is a non-GAAP measure of earnings. It adds back to net income determined in accordance with GAAP the impact of future taxes and unrealized gains or losses on foreign exchange forward contracts, which are non-cash and may be subject to significant change until realized, as well as unusual items that are significant and not expected to be recurring.
CONTROLS AND PROCEDURES
Management is responsible for establishing and maintaining adequate disclosure controls and procedures as well as adequate internal control over financial reporting. Disclosure controls and procedures are designed to ensure that information required to be disclosed in U.S. filings is recorded, processed, summarized and reported within appropriate time periods. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control.
As an inter-listed trust, we are subject to the laws, rules and requirements of both Canada and the United States and the TSX and NYSE, including the requirement that we evaluate the effectiveness of both our disclosure controls and procedures and our internal control over financial reporting. As of December 31, 2007 an evaluation of the disclosure controls and procedures was carried out under the supervision of and participation of management. Based on that evaluation, management determined that disclosure controls and procedures are effective. Management, with the participation of our president and chief financial officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set out in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007 based on the criteria set out in Internal Control — Integrated Framework issued by COSO.

OVERVIEW
Highlights

(millions of Canadian dollars, except as noted)	2007	2006	2005

Revenue	$1,427.3	$1,798.2	$1,829.9
Income from operations	308.2	682.9	776.2
Net income from continuing operations	322.5	542.9	834.3
Add (deduct):
Future income tax expense (reversal)	73.0	9.2	(97.0)
Unrealized gains on foreign exchange forward contracts	(38.7)	—	—
Change in accounting standards for in-process inventory	—	31.7	—
Gain from reduction of interest in Elk Valley Coal	—	—	(5.4)
Gain on issuance of partnership interest	—	—	(27.2)

Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$356.8	$583.8	$704.7

Cash available for distribution	$348.9	$617.8	$721.6
Distributions declared	$358.8	$610.2	$700.6

Net income from continuing operations per unit	$2.18	$3.69	$5.68
Net income from continuing operations per unit before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	$2.41	$3.97	$4.79

Cash available for distribution per unit	$2.36	$4.20	$4.91
Distributions declared per unit	$2.43	$4.15	$4.76

Total assets	$1,086.8	$1,073.8	$1,182.6
Total long-term debt	$280.9	$312.5	$215.2

Coal sales — Trust’s 60% share (millions of tonnes)	13.6	13.6	14.5
Our financial results from 2005 through 2007 reflect successive decreases in U.S. dollar coal prices for the 2006 and 2007 coal years. Elk Valley Coal’s average selling prices decreased by 12% to approximately US$107 per tonne for the 2006 coal year, which ran from April 1, 2006 to March 31, 2007, and further decreased by 13% to approximately US$93 per tonne for the 2007 coal year. The strengthening of the Canadian dollar relative to the U.S. dollar and increases in Elk Valley Coal’s unit cost of product sold due primarily to significant inflation in the cost of mining inputs, including labour, contractor services, diesel fuel, tires and other consumables, also contributed to the decreases in income and cash available for distribution over this three-year period.

STRATEGY AND KEY PERFORMANCE INDICATORS
Strategy
Our goal has been to use our investment in Elk Valley Coal’s long-lived assets, which have a history of strong performance, to provide for distributions to our unitholders over the long term. On December 5, 2007, our Trustees announced that independent committees had been formed to explore and make recommendations regarding strategic alternatives that may be available to the Trust to maximize value for its unitholders. The independent committees were given a broad mandate to consider a wide range of alternatives including an acquisition of all of the Trust’s outstanding units by a third party, a sale of its assets, including its interest in Elk Valley Coal, a combination, reorganization or similar form of transaction or continuing with its current business plan. It is anticipated that no further announcements will be made regarding any strategic alternatives unless and until the Trustees determine disclosure of a material change is required.
Cash available for distribution is generated primarily from our investment in Elk Valley Coal and will be significantly affected by Elk Valley Coal’s success in executing its business plan over the long term. Elk Valley Coal’s vision is to be a leader in the global metallurgical coal industry; trusted and valued by its customers, its investors, its employees and its communities.
Key Performance Indicators
Key performance indicators for Elk Valley Coal are safety performance, quality control, unit transportation costs and unit cost of product sold, which includes material and clean coal productivities, plant yield, strip ratios and haul distances. Elk Valley Coal monitors and assesses lost time and medical aid incident frequencies and lost time incident severity. Quality indicators focus on the delivery of coal within established product specifications on a consistent basis. Mining improvements are measured by productivity gains in the mines. Sound environmental performance is demonstrated by controlling the impact of activities on the environment through work practices and complying with or exceeding applicable laws and regulations. Elk Valley Coal continuously reviews and monitors these performance indicators.
NATURE OF OPERATIONS
The Steel and Metallurgical Coal Industries
Integrated steel mills account for substantially all global production of primary (i.e. unrecycled) steel. Integrated steel mills depend on metallurgical coal and iron ore as the two primary inputs for making steel. There are three main categories of metallurgical coal. The categories are separated by reference to their chemical and physical properties. These differences, in turn, result in differentiation in pricing, which has become quite significant in recent years. Hard coking coals form high-strength coke, semi-soft coking coals produce coke of lesser quality and pulverized coal for injection is used for its heat value and is not typically a coking coal. Semi-soft and pulverized coals normally have lower sales values compared with hard coking coal due to marked differences in quality and broader availability. Recent trends in coal marketing and purchasing have led to the stratification of hard coking coals into quality groupings based on their chemical and physical properties, with prices varying significantly between these groups. The highest-quality hard coking coals are relatively scarce and, accordingly, command the best prices. A key strategic priority for Elk Valley Coal is to maximize the quality and consistency of its products so that it continues to produce hard coking coals that are classified within the highest-quality groupings.

The demand for hard coking coals is closely correlated with the steel production of integrated steel mills. However, other factors can influence demand. The substantially lower pricing for semi-soft and pulverized coals encourages integrated steel mills to substitute these coals, to the extent their processes allow, in an attempt to reduce the total cost of steel production. This substitution tends to have technical limits. Use of semi-soft coals reduces the productivity of coke ovens and blast furnaces. Increased use of pulverized coals reduces overall coking coal requirements but, in turn, necessitates the use of higher-quality hard coking coals. Therefore, substitution can increase when the steel mills operate at lower rates of productivity and when the price differential between hard coking and other coals widens. There is also an impact on hard coking coal demand when steel mills purchase supplies of finished coke. Approximately two-thirds of the hard coking coal needs of integrated steel mills and other producers of coke are met by domestic production or by production delivered overland. The remaining needs are satisfied by importing hard coking coal through seaborne trade.
There are currently no technologically feasible and cost-effective alternatives to using coking coal in the steel-making process. Changes to the steel-making process tend to occur gradually. Research into alternative technologies has been ongoing for many years, but to date the alternatives to using coking coal, such as direct smelting or hydrogen-reduction technologies, have generally not been feasible or cost-justified on a large commercial scale. However, the high prices and limited supplies of hard coking coals that have been experienced in recent years, combined with public pressure and government action to reduce carbon dioxide emissions, are expected to place increased focus on alternative technologies in the future. Alternative technologies may eventually displace some of the demand for hard coking coal, although the time frame for this change is expected to be relatively extended.
The demand side of the seaborne hard coking coal market is more fragmented than the supply side; however, the major steel producers have historically formed both formal and informal alliances to improve their bargaining leverage. In addition, there has been a trend toward consolidation among steel producers in recent years. In particular, the Mittal Group has acquired a number of other steel producers and has created the world’s largest steel company. Industry consolidation generally increases the purchasing power and bargaining strength of these customers although, recently, other factors including strong demand and perceived shortages of supply have sustained hard coking coal prices at historically high levels.
Since 2003, global steel production, and hence the demand for hard coking coal, has grown dramatically, driven primarily by rapid industrialization and economic development in the emerging economies of China, India, Russia and Brazil, commonly referred to as the “BRIC” countries. This is in contrast to the many years of relatively stable demand and stagnant prices for steel and hard coking coal that preceded 2003. The rapid development of the BRIC countries is expected to further increase the volatility of the global steel and hard coking coal markets in the future because these countries will likely experience sudden and irregular swings in their economic development. Accordingly, we expect to experience increased volatility in our financial results in future years. A strategic priority for Elk Valley Coal is to position itself so that it can react appropriately and efficiently to sudden fluctuations in demand and prices. This will generally require increased flexibility across all of Elk Valley Coal’s business operations. For example, increased flexibility in its mine plans is required so that production levels and product mix can be adjusted more quickly in response to changing market conditions. It is anticipated that, going forward, Elk Valley Coal’s marketing strategies will be developed based on a presumption of increased volatility in sales prices and volumes. Also, flexibility in financing structures will be needed to accommodate the fluctuations and volatility in cash flows that may occur during these cycles.
China, in particular, is a key influence on the global steel and hard coking coal markets. The significant construction boom in China has required it to dramatically increase its domestic steel production capacity. China does not currently import a significant amount of seaborne hard coking coal because the requirements of its domestic steel mills can generally be met by Chinese coal producers and imports from Mongolia. In fact, China is the world’s largest producer of metallurgical coal, but it does not currently export significant quantities because domestic demand is so strong. However, an economic downturn in China could potentially cause its exports of hard coking coal to increase in the future. Elk Valley Coal does not currently sell significant quantities of coal to China, but it has benefitted indirectly from the growth in China because it sells coal to the large integrated steel mills elsewhere in Asia that help supply the Chinese market.

Competitive Position
Elk Valley Coal is the second-largest supplier of seaborne hard coking coal in the world, with approximately 15% of the global seaborne market in 2007. The other main producing regions of seaborne hard coking coal are Australia and the United States. The principal competitors to Elk Valley Coal are Australian producers and include the BHP Billiton/Mitsubishi Alliance, Anglo American Plc./Mitsui & Co. Ltd. and Xstrata Plc. New sources of supply of hard coking coal from Australia are expected to come into the market over the next few years. While not all of these new sources are expected to produce the highest quality hard coking coal, the supply will compete directly with some of Elk Valley Coal’s products.
Undeveloped reserves of high-quality metallurgical coal have been identified in Mongolia, Russia, Mozambique and other locations. These reserves have the potential to add a significant amount of supply in the longer term. There are significant economic, logistical and political challenges involved in developing these new reserves; however, the historically high prices and relative scarcity of high-quality hard coking coal experienced in recent years increases the likelihood that some of these high-quality deposits will be developed.
Nearly all of Elk Valley Coal’s production is hard coking coal, including a high proportion of high-quality hard coking coal products and a range of other products. Generally, these coal products are comparable in quality with those of Elk Valley Coal’s competitors and perform well when blended by customers with other coals. The varying chemical and physical properties of its coal products, their relative supply and demand in the marketplace and any differences in ocean freight costs into various markets result in differentiation in pricing between Elk Valley Coal’s various hard coking coal products. In response to trends toward increased stratification of hard coking coal qualities and, therefore, prices, Elk Valley Coal is producing products and structuring its operations to preserve the value of its highest-quality coals. Approximately 10% of Elk Valley Coal’s production is sold as thermal coal or as pulverized coal to steel mills.
On the whole, the cost of production for Elk Valley Coal is competitive with that of the average Australian producer. However, that competitive position can depend on a number of factors, including the type of operations of a particular competitor and foreign currency exchange rates. Elk Valley Coal operates in mountainous regions whereas Australian metallurgical coal production is generally from open-pit mines in non-mountainous terrain using dragline and truck and shovel methods, or from underground operations. Metallurgical coal production in the United States is generally from underground operations in the eastern states.
Transportation costs, including rail and port services, are significant to Elk Valley Coal and generally determine its competitiveness. Rail costs are high in comparison to Elk Valley Coal’s primary competitors in Australia because most of its coal is shipped through difficult terrain to west-coast ports that are over 1,100 kilometres from its mines. However, rail costs are also high because there are no cost-effective alternatives to Elk Valley Coal’s rail service providers, which impacts its ability to negotiate competitive rates and service levels. These factors, combined with its high port costs, place Elk Valley Coal at a competitive disadvantage and result in it being a relatively high-cost producer compared with its peers in the global metallurgical coal industry. As a higher cost producer, Elk Valley Coal is subject to greater risks in a highly competitive market. Australian producers generally have a marked cost advantage over Elk Valley Coal because their mining operations are located much closer to tidewater, the rail lines run through more even terrain and because there are competitive mechanisms for rail service.

Operating the Business
Selling coal
Elk Valley Coal currently has approximately 45 customers around the world. Most of its customers are integrated steel mills, the largest of which are located in South Korea and Japan. A breakdown of sales revenue by geographic region is as follows:

Elk Valley Coal sales by region (%)	2007	2006	2005

Asia	47	45	45
Europe	33	35	34
North America	14	11	13
South America	6	9	8
Elk Valley Coal sells substantially all of its coal pursuant to evergreen contracts or long-term supply agreements. Evergreen contracts allow for pricing of specified volumes of coal to be set annually and require one or two year’s notice of termination by either party. Long-term supply agreements provide for the purchase of specified volumes of coal each year for a specified number of years, but allow prices to be set annually. Historically, less than 10% of Elk Valley Coal’s sales have been based on spot market prices, which is typical for the seaborne hard coking coal market. Coal is generally priced on an annual basis for the 12-month period that starts April 1, referred to as the coal year. In other cases, coal is priced on a calendar year basis or another 12-month period that differs from the typical coal year.
Evergreen contracts and long-term supply agreements have traditionally been used to reduce some of the risk associated with sales and production volumes by providing more certainty and stability of sales volumes from year to year. However, within the calendar year the timing of coal sales is largely dependent on customers as they determine when vessels are nominated to receive shipments and it is not unusual for some sales volume to be carried over from one coal year into the next. In recent years, the amount of this carryover has increased. A strategic priority for Elk Valley Coal is to negotiate contract volumes that are more consistent with each customer’s underlying buying patterns in order to improve predictability.
The usual terms of sale for seaborne coking coal result in customers taking title to coal once it is loaded onto vessels at the shipping port. Elk Valley Coal’s customers typically arrange and pay for ocean freight and off-loading from vessels at the destination port. In some cases, Elk Valley Coal pays these costs, selling the coal on terms such that title to the coal transfers at the shipping destination. Higher prices are negotiated for these sales to cover the ocean freight rates and the costs of ocean freight are reflected in transportation costs.
Transporting coal
Elk Valley Coal transports approximately 90% of its coal to ports in Vancouver, British Columbia utilizing two rail service providers. Canadian Pacific Railway Limited (Canadian Pacific) provides services to the five operations in the Elk Valley region in southeast British Columbia, and Canadian National Railway Company (Canadian National) provides services to the Cardinal River operation in west-central Alberta. There are currently no cost-effective alternatives to these providers for the volume of coal produced by these mines, which affects Elk Valley Coal’s ability to negotiate competitive service rates. Elk Valley Coal has a five-year agreement with Canadian Pacific for the westbound movement of its coal, which expires in March 2009. The rates under the agreement consist of a base rate and premiums if U.S. dollar coal prices and West Texas Intermediate crude oil prices are within certain parameters. The agreement with Canadian National expires in January 2009 and consists of a base rate plus a fuel surcharge.

Westshore Terminals in Vancouver handles most of the shipments loaded onto vessels. Neptune Terminals in North Vancouver, which is 46% owned by Elk Valley Coal, loads the balance of west-coast shipments. There are generally no cost-effective alternatives to these port facilities. Loading agreements with Westshore Terminals expire in March 2010 for the Elkview operation and in March 2012 for the Fording River, Greenhills and Coal Mountain operations. The agreement with Westshore Terminals for the Line Creek operation expired on March 31, 2007 and Elk Valley Coal is currently shipping under interim arrangements. The loading costs under the Westshore Terminals contracts are partially linked to the average Canadian dollar price that Elk Valley Coal receives for coal. Loading rates for Neptune Terminals are based on the actual costs allocated to the handling of coal at that facility.
Charges for demurrage by vessel owners for waiting times are incurred if there are loading problems or scheduling issues at the port or if there is a shortage of the specified coal at the port because of, for example, weather problems that interfere with the transportation of coal. Recently, vessel demurrage costs have increased significantly due to higher demurrage rates being charged by vessel owners as well as longer vessel wait times due to low inventories at the ports resulting from shortfalls in rail shipments. Ocean freight rates, including vessel demurrage rates, have increased significantly due to strong global demand for shipping services and rising fuel costs. Rising ocean freight rates, other than vessel demurrage rates, have little direct impact on Elk Valley Coal because the customer generally pays the ocean freight (either directly or through higher negotiated coal prices). Rising ocean freight costs can have an adverse indirect effect on Elk Valley Coal’s competitiveness, however, because it increases the overall cost of its products, which could make other suppliers that are geographically closer to the customer more attractive.
Approximately 10% of coal shipments are eastbound and delivered to North American customers by rail or by rail and ship via Thunder Bay Terminals in Thunder Bay, Ontario. Canadian Pacific handles Elk Valley Coal’s eastbound rail transportation under a contract that expires in December 2009.
The impact of the variability of our rail and port contracts with coal prices in the 2008 calendar year is estimated to be approximately $0.05 of additional transportation cost for each $1.00 change in the average Canadian dollar coal prices above $100 per tonne.
Mining coal
Elk Valley Coal employs conventional open-pit mining techniques using large haul trucks and electric or hydraulic shovels. Overburden rock is drilled and blasted with explosives and is then loaded onto trucks by shovels and hauled outside of the mining area. Once the overburden is removed, the raw coal is typically recovered from the seam by bulldozers and is loaded onto haul trucks by front-end loaders and shovels for transport to the coal preparation plants. These plants employ breakers, which size the raw coal and remove large rocks, wash the raw coal of ash and impurities using conventional techniques and then dry the clean coal using dryers that utilize coal or natural gas for fuel.
Movement of rock overburden constitutes a significant portion of the unit cost of product sold because considerably more rock overburden must be blasted and moved outside of the active mining area compared with the volume of coal recovered from the underlying seams. Typically, more than 20 tonnes of rock must be moved for every tonne of coal produced, which equates to a strip ratio of approximately 8-9 bank cubic metres of rock overburden moved for each tonne of clean coal produced. Certain key variables are carefully managed with a view to the long-term economic viability of the coal reserve.
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The strip ratio is the average volume (bank cubic metres) of rock that must be moved for each tonne of clean coal produced and can vary from period to period around a long-term trend. The strip ratio impacts the size of the mining fleet, plant productivity and the cost of mining inputs such as labour, tires and fuel. A lower strip ratio normally reduces the unit cost of product sold.

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The haul distance is the one-way distance the trucks, on average, have to travel to move the overburden. The haul distance impacts the size of the mining fleet, productivity in the mine and the cost of mining inputs such as labour, tires and fuel. Shorter haul distances normally result in lower cost of product sold.

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Total material productivity is a measure of operational efficiency, stated in the volume of rock and coal moved per eight-hour work shift. Higher productivity, which depends on such things as mine design, employee levels, size of the mining fleet, haul distance and equipment availability and capacity, normally reduces the unit cost of product sold.

Changing technology and the use of larger equipment can reduce mining costs and increase productivity, which could make mining areas with higher strip ratios or longer haul distances economic and increase recoverable coal. The outlook for hard coking coal prices also helps to determine which strip ratios and haul distances can be economic. Mining costs are also impacted by the cost of various inputs such as labour, maintenance, fuel and other consumables. There has been significant inflation in mining input costs in recent years. Western Canada has been experiencing an economic boom and Elk Valley Coal operates in a very tight labour market. The availability of employees and contractors has been constrained, which has placed upward pressure on costs. The prices of diesel fuel and haul truck tires, which are major cost drivers for Elk Valley Coal, have also risen significantly.
The estimated physical mining capacity of Elk Valley Coal (including only its share of production from the Greenhills operation) for 2008 is approximately 25 million tonnes, which is down from 26 million tonnes reported in 2006. Capital expansion projects at the Elkview, Cardinal River and Fording River operations that were substantially completed in 2004 and 2005 were undertaken with the belief that the projects would increase Elk Valley Coal’s physical mining capacity to approximately 30 million tonnes by 2007. Subsequent adverse changes in assumptions regarding future mining conditions, particularly at the Fording River and Elkview operations, have resulted in less physical mining capacity than was originally anticipated when these expansion projects were undertaken.
The physical mining capacity is based on current long-range mine plans, which reflect expectations for a number of physical considerations such as strip ratios, haul distances and the size of the mining fleet. Changes to mine plans, for example, to respond to market factors or geological issues, can affect physical capacity. Elk Valley Coal’s current long-range mine plans include higher strip ratios and longer haul distances over the next several years.
Effective capacity can be influenced by product requirements and other factors such as labour and contractor availability, rail and port performance and parts supply. For example, in recent years the lack of readily available haul truck tires constrained Elk Valley Coal’s effective capacity to approximately 25 million tonnes. During 2007, rail transportation problems further constrained Elk Valley Coal’s effective capacity. Elk Valley Coal is currently operating in a very tight labour market and there are critical shortages of skilled trades people and experienced equipment operators in western Canada, which may restrict its effective capacity in the future.
Based on current long-range mine and capital spending plans, Elk Valley Coal expects its physical mining capacity to gradually increase to approximately 27 million tonnes by 2010. However, effective capacity may be constrained over this period unless the frequency and timeliness of rail shipments increases from 2007 levels and the availability of haul truck tires improves.

Coal preparation plant processing includes the washing and drying of coal for sale. Washing coal removes impurities such as rock and ash. Drying the coal after washing reduces the moisture level of the coal in order to meet customers’ specifications. Certain key variables related to processing coal are also carefully managed with a long-term view to optimal mine operations.
•
The percentage of clean product recovered compared with the amount of raw coal processed is referred to as plant yield. The yield achieved is a function of the physical characteristics of raw coal being processed and the amount of ash and impurities in the raw coal. In the cleaning process, ash in the raw coal is removed to acceptable levels for the production of coke for the steel-making process. Generally, a higher yield lowers the unit cost of product sold.

•
Clean coal productivity is a measure of the overall operational efficiency of the coal preparation plant and minesite operations. It is stated as the amount of clean coal produced per eight-hour work shift. In addition to factors that affect productivity in the mining operations, productivity for coal preparation plants is dependent upon plant design and site employee levels.

Mining and plant equipment and other infrastructure must be maintained. Scheduled shutdowns of operations, which are typically built into our production plans, may be taken at various times throughout the year to provide for employee vacations and allow for maintenance activities. Generally, scheduled shutdowns occur in July and August, which adversely impacts production volumes and unit costs in the third quarter.
2007 COMPARED WITH 2006
Results of Operations (Trust’s 60% Share)

Volumes and prices	2007	2006	2005

Coal production (millions of tonnes)	13.5	13.1	15.4
Coal sales (millions of tonnes)	13.6	13.6	14.5
Average sales price (US$per tonne)	$97.70	$113.10	$99.30
Average sales price [1]	$104.90	$132.50	$126.40

Operating results (millions of dollars)
Revenue	$1,427.3	$1,798.2	$1,829.9
Cost of product sold	562.0	532.3	469.2
Transportation	478.0	500.3	510.2
Selling, general and administration	20.0	23.4	17.2
Depreciation and depletion	49.8	49.2	47.5

Income from operations	$317.5	$693.0	$785.8

[1]	The average sales prices for 2006 and 2005 include the realized effects of our foreign exchange forward contracts of $4.20 per tonne in 2006 and $6.60 per tonne in 2005.
Revenues
Revenues decreased by 21% from $1.8 billion in 2006 to $1.4 billion in 2007 due to lower U.S. dollar coal prices and the effect of the stronger Canadian dollar relative to the U.S. dollar in 2007. Average U.S. dollar coal prices for 2007 calendar year decreased by 14% to US$97.70 per tonne as a result of successive decreases in prices for the 2006 and 2007 coal years.

The following graph presents Elk Valley Coal’s average U.S. and Canadian dollar coal-year prices for 2003 through 2007. The graph highlights the volatility in Elk Valley Coal’s average coal-year selling prices that has occurred since 2003 and assists with the explanations of revenue variances. Substantially all of Elk Valley Coal’s sales are denominated in U.S. dollars. The Canadian dollar equivalent prices are included in the graph to demonstrate the impact of general changes in the U.S./Canadian dollar exchange rate. The Canadian dollar equivalent prices presented in the graph exclude the effects of our foreign exchange forward contracts:
Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility. Elk Valley Coal’s prices for the 2005 coal year (April 1, 2005 to March 31, 2006) reached historically high levels of approximately US$122 per tonne, which was more than double the prices for the 2004 coal year. The 2005 coal year prices reflected the confluence of strong growth in demand for steel, driven largely by the rapid industrialization and economic development of China and the other BRIC countries, and coal production and delivery problems that constrained global supplies of hard coking coal at that time. Negotiations for the 2006 coal year were conducted under different circumstances. In late 2005, some integrated steel mills slowed deliveries of hard coking coal and substituted coals of lesser quality in response to the widening price gap between hard coking coal and semi soft coking coals. At the same time, the global supply of hard coking coal increased. As a result, prices came off historically high levels and Elk Valley Coal’s average prices for the 2006 coal year declined by 12% to approximately US$107 per tonne.
Leading into the 2007 coal year negotiations, continuing substitution of lesser quality coals and increasing global supply of hard coking coal caused further downward pressure on prices and Elk Valley Coal’s average prices fell by a further 13% to approximately US$93 per tonne for the 2007 coal year. The 2007 coal year prices represented a significant decline relative to the 2005 coal year, but in comparison to the many preceding years of low prices and slow growth in demand, the 2007 coal year prices remained relatively high. During 2007, the global metallurgical coal markets shifted dramatically and by the end of 2007 the market was in tight supply because of growing demand and lower than expected growth in exports from Australian suppliers. In late 2007, spot sales of hard coking coal by other coal producers were occurring at very high prices as many integrated steel mills faced critically low inventories.

The average realized Canadian dollar coal price decreased by 21% to $104.90 per tonne in 2007. The decrease in the average realized Canadian dollar sales price was greater than the percentage decrease in the average U.S. dollar price because the Canadian dollar has strengthened significantly against the U.S. dollar and because of the change in accounting for our foreign exchange forward contracts. Our forward contracts are not designated as hedges under the new accounting standards for financial instruments that became effective on January 1, 2007 and, accordingly, realized gains or losses on the contracts are no longer included in revenues or in the average Canadian dollar sales price. Realized gains on the forward contracts in 2007 were $75 million, which were recorded as non-operating income. If these realized gains had been included in revenue in 2007, the average realized sales prices would have been $110.40 per tonne.
The revenue variances for 2007 compared with 2006 are summarized in the following table:

(millions of Canadian dollars)

Revenue in 2006	$1,798
Variance attributed to lower U.S. dollar coal prices	(225)
Variance attributed to the change in the U.S./Canadian dollar exchange rate	(94)
Realized gains on foreign exchange forward contracts included in revenue in 2006	(58)
Variance attributed to coal sales volumes	6

Revenue in 2007	$1,427

Cost of Product Sold	2007	2006	2005

Coal sales (millions of tonnes)	13.6	13.6	14.5
Coal production (million of tonnes)	13.5	13.1	15.4
Cost of product sold (millions of dollars)	$562.0	$532.3	$469.2
Cost of product sold (per tonne)	$41.30	$39.20	$32.40
Cost of product sold includes expenses to move overburden and extract, clean and dry coal. It also includes other expenses such as engineering, exploration and the administration of the mine site, including head office costs related to operations. It excludes transportation costs, selling, general and administration costs such as the costs of marketing products, commissions on sales and certain head office costs not related to the production of coal.

Operating statistics	2007	2006	2005

Total material moved (millions of bank cubic metres)	134.6	136.8	154.2
Strip ratio (bank cubic metres of waste rock per tonne of clean coal produced)	8.5	9.0	8.5
Haul distance (kilometres per haul)	3.4	3.1	2.8
Total material productivity (bank cubic metres per 8-hour work shift)	320.2	330.9	360.1
Plant yield (percent)	65	64	65
Clean coal productivity (tonnes of clean coal produced per 8-hour work shift)	33.4	32.8	37.4

Cost of product sold increased by $30 million, or 6%, over 2006 due primarily to higher input costs. The unit cost of product sold increased by 5%, or $2.10 per tonne, to $41.30 per tonne. The prices for diesel fuel, tires and other consumables increased for a number of reasons including higher crude oil prices, global shortages in the supply of haul truck tires and generally higher inflation. The cost of contractor services has increased due to strong demand for contractors in the booming western Canadian economy.
Production levels in 2007 were 4% higher than in 2006 in response to stronger demand from Elk Valley Coal’s customers, although production and sales levels were constrained by shortfalls in rail shipments during 2007. As a result, Elk Valley Coal ended 2007 with low inventories at the ports and relatively high inventories at the mines.
The benefit of lower strip ratios in 2007 was partially offset by longer haul distances. Strip ratios decreased and haul distances increased due to normal variations in mining conditions.
Total material productivity has decreased by 11% since 2005 due largely to higher rates of employee turnover, which has reduced the average experience level of Elk Valley Coal’s employees and increased training requirements. The labour market in western Canada is very tight and there is strong demand for the skills possessed by Elk Valley Coal’s employees, particularly by oil sands projects. There is also a critical shortage of experienced equipment operators and skilled tradespeople generally. Longer haul distances also contributed to lower material productivity in 2007.

Transportation Costs	2007	2006	2005

Coal sales (millions of tonnes)	13.6	13.6	14.5
Transportation (millions of dollars)	$478.0	$500.3	$510.2
Transportation (per tonne)	$35.10	$36.90	$35.30
Transportation costs consist primarily of the cost of rail service to move coal to ports and port charges for the handling, storage and loading of coal onto vessels. Other costs include ocean freight that is the responsibility of Elk Valley Coal, demurrage charges for vessel waiting times and coal testing fees.
Transportation and other costs decreased by $22 million, or 4%, from 2006. Rail rates decreased in 2007, particularly for westbound shipments from the mines in the Elk Valley. Under the agreement with Canadian Pacific that expires in March 2009, the rates for the 2007 coal year, which commenced April 1, 2007, were based partly on Elk Valley Coal’s average U.S. dollar selling prices. The decrease in U.S. dollar prices for the 2007 coal year resulted in a decrease in the westbound rail rates paid to Canadian Pacific compared with the prior year.
Port rates decreased from 2006 levels due primarily to lower realized Canadian dollar coal prices, which affect loading rates charged by Westshore Terminals.
The benefits of lower rail and port costs in 2007 were partially offset by an increase in vessel demurrage costs due to longer vessel wait times and higher demurrage rates. Port inventories were at low levels during 2007 due to shortfalls in rail shipments, which resulted in longer vessel wait times and increased demurrage costs.

Other Income and Expenses

(millions of Canadian dollars)	2007	2006	2005

Interest expense	$(21.4)	$(18.8)	$(11.3)

Net foreign exchange gains (losses)	$31.0	$(5.6)	$4.2
Realized gains on foreign exchange forward contracts[1]	74.5	—	—
Unrealized gains on foreign exchange forward contracts[2]	38.7	—	—
Change in accounting policy for in-process inventory	—	(31.7)	—
Gain on issuance of partnership interest	—	—	27.2
Gain on corporate reorganization	—	—	5.4
Other	3.2	0.5	(1.8)

	$147.4	$(36.8)	$35.0

[1]	Realized gains or losses on foreign exchange forward contracts were included in revenues in 2006 and 2005 under previous accounting standards.

[2]	Unrealized gains or losses on foreign exchange forward contracts were not recorded in 2006 or 2005 under previous accounting standards.
The significant strengthening of the Canadian dollar during 2007 resulted in unrealized foreign exchange gains on our U.S. dollar-denominated long-term debt of $47 million. These unrealized gains were partially offset by foreign exchange losses recorded on our U.S. dollar cash and accounts receivable balances, resulting in net foreign exchange gains of $31 million for the year compared with a net loss of $6 million in 2006.
In 2007, other income includes realized gains of $75 million on the foreign exchange forward contracts that matured during the year. Prior to 2007, realized gains and losses on the forward contracts were included in revenue because the contracts were designated as hedges under the previous accounting standards.
The fair value of our outstanding foreign exchange forward contracts as at December 31, 2007 was $39 million, which is recorded as an unrealized gain. Prior to 2007, we did not record unrealized gains or losses on our foreign exchange forward contracts under the previous accounting standards.
At the beginning of 2006, we adopted a new accounting standard for in-process inventory, which resulted in a non-cash charge to earnings of $32 million.

Income Taxes

	Years ended December 31
(millions of Canadian dollars)	2007	2006	2005

Current income tax expense (reversal):
Provincial mineral taxes and Crown royalties	$38.3	$75.5	$58.7
Canadian corporate income taxes	0.4	(0.3)	3.9

	38.7	75.2	62.6

Future income tax expense (reversal) :
Provincial mineral taxes and Crown royalties	$2.0	$9.2	$31.3
Canadian corporate income taxes	71.0	—	(128.3)

	73.0	9.2	(97.0)

Total income tax expense (reversal)	$111.7	$84.4	$(34.4)

Income tax expense includes a provision for British Columbia mineral taxes and Alberta Crown royalties assessed on the cash flows of Elk Valley Coal. Five of Elk Valley Coal’s six mines operate in British Columbia and are subject to British Columbia mineral taxes. Mineral tax is a two-tier tax with a minimum rate of 2% and a maximum rate of 13%. The minimum tax of 2% applies to operating cash flows as defined by regulations. The maximum tax rate of 13% applies to cash flows after taking available deductions for capital expenditures and other permitted deductions. Alberta Crown royalties are assessed on a similar basis, at rates of 1% and 13% and apply to Elk Valley Coal’s Cardinal River operations. The decreases in British Columbia mineral taxes and Alberta Crown royalties from 2006 correspond to the reduction in the taxable cash flows of Elk Valley Coal due primarily to lower sales prices and the effect of the stronger Canadian dollar against the U.S. dollar.
On June 22, 2007, the Federal Government of Canada enacted new legislation that will result in the taxation of income and royalty trusts that were publicly traded as of October 31, 2006, other than certain real estate investment trusts, at effective rates similar to Canadian corporations commencing in 2011. As a result, the Trust recorded a long-term future tax liability and non-cash charges to income tax expense totalling $71 million in 2007.
The future liability for corporate income taxes is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28%, results in a future tax liability of $71 million at year end. The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management. These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.
CASH AVAILABLE FOR DISTRIBUTION
Under the Declaration of Trust, we make quarterly distributions to unitholders. Distributions for any year must be sufficient to ensure the Trust is not liable for current corporate income taxes. Quarterly distributions are determined in advance of the end of each quarter at the discretion of the Trustees. If it is determined at the end of the taxation year that the distributions declared during the year were insufficient to eliminate our liability for corporate income taxes, then a non-discretionary supplemental distribution will be paid to the unitholders of record on the last day of the fiscal year in an amount sufficient to eliminate the liability. To the extent that cash is not available to pay a distribution sufficient to eliminate the current income tax liability, a distribution would be made in units of the Trust.

Cash available for distribution is the term we use to describe the cash generated from our investments during a fiscal period that is available for distribution to unitholders. Cash available for distribution is derived from cash flows from the operations of our subsidiaries, including our proportionate interest in Elk Valley Coal, before changes in non-cash working capital, less sustaining capital expenditures to the extent not funded by debt or equity, principal repayments on debt obligations and any amount allocated to reserves.
Any non-cash working capital related to operations is excluded from the calculation of the cash available for distribution because normal, short-term fluctuations in non-cash working capital are not necessarily indicative of earnings and to include the changes would result in unwarranted volatility of cash available for distribution. Fluctuations in non-cash working capital are financed by available lines of credit of Elk Valley Coal and the Trust, as applicable.
Proceeds under our distribution reinvestment plan are excluded from the calculation of cash available for distribution.
Sustaining capital expenditures refers to our share of Elk Valley Coal’s expenditures in respect of capital asset additions, replacements or improvements required to maintain business operations at current production levels. The determination of what constitutes sustaining capital expenditures requires the judgment of Elk Valley Coal’s management. Sustaining capital expenditures are typically financed from cash flow from operations and are deducted in determining cash available for distribution to Elk Valley Coal’s partners as they are paid in cash. The partnership agreement governing Elk Valley Coal requires the partners to finance their proportionate share of Elk Valley Coal’s sustaining capital expenditures to the extent that the actual expenditures for the year exceed the depreciation deductions that are available to the partners for tax purposes (referred to under Canadian tax laws as “capital cost allowance”) plus certain other tax deductions. The Trust will finance its share of the shortfall using equity or debt financing, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines.
The timing and amount of capital expenditures incurred by Elk Valley Coal can vary considerably from quarter to quarter and from year to year and will directly affect the amount of cash available for distribution to the Trust’s unitholders. Our cash distributions to unitholders may be reduced, or even eliminated at times, when significant capital expenditures are incurred or other unusual expenditures are made that cannot be funded by other sources.
Establishing cash reserves to meet, for instance, any short-term or long-term need for cash is a discretionary decision of Elk Valley Coal and any reserves would reduce cash available for distribution. Any cash reserves established at the Elk Valley Coal level would have the effect of reducing amounts distributed by Elk Valley Coal to its partners; however, such reserves must be authorized by a special resolution of the partners, and the partnership agreement requires Elk Valley Coal to make reasonable use of its operating lines for working capital purposes.
The Trust has little flexibility to claim certain deductions for income tax purposes due to the nature of the business of Elk Valley Coal and the maturity of its assets. Because the Trust must not be subjected to current income taxes under the Declaration of Trust, we have limited opportunity to establish cash reserves, including reserves aimed at mitigating the impact of fluctuating sustaining capital expenditures and to provide for the settlement of long-lived liabilities. We generally view long-term debt as an integral part of our long-term capital structure. Other long-term liabilities, including future taxes and our share of Elk Valley Coal’s pensions, other post-retirement benefits and asset retirement obligations, are expected to be settled in cash over time. The impact of the settlements, which may be significant, will reduce cash available for distribution as these liabilities are settled, unless the Trust elects to finance them using additional equity or debt, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines.

Cash available for distribution is not a term recognized by GAAP in Canada and it is not a term that has a standardized meaning. Accordingly, cash available for distribution, when used in this management’s discussion and analysis and our other disclosures, may not be comparable with similarly named measures presented by other trusts.
The cash available for distribution from our investments and the distributions made by the Trust in the past three years are set forth in the table below.

(millions of Canadian dollars)	2007	2006	2005

Current year:
Cash from operating activities	$387.1	$690.4		$632.8
Add (deduct):			$
Increase (decrease) in non-cash working capital	(17.9)	(40.6)		124.3
Sustaining capital expenditures, net	(46.5)	(26.0)		(38.8)
Capital lease payments	(1.6)	$(1.8)		(2.2)
Proceeds from the sale of NYCO, net of taxes paid and payable	30.5	—		—
Other	(2.7)	(4.2)		5.5
Cash reserve	—	—		—

Cash available for distribution generated in the year	348.9	617.8		721.6

Distributable cash carried forward from prior years	15.7	8.1		(12.9)

Distributable cash, including amounts carried forward	364.6	625.9		708.7

Distributions declared during the year	(358.8)	(610.2)		(700.6)

Distributable cash carried forward to future years	$5.8	$15.7		$8.1

Per unit amounts:
Cash available for distribution generated in the year	$2.36	$4.20		$4.91
Distributions declared	$2.43	$4.15		$4.76
There are two elements to the sustainability of our distributions: magnitude and longevity. Our investment in a resource business means that our earnings and cash flows will be cyclical in nature. The impact of this cyclicality on cash available for distribution is immediate because of our flow-through structure and any cash reserves aimed at mitigating this variability in distributions may otherwise subject the Trust to current income taxes, which is not permitted. The degree of volatility of cash available for distribution will depend primarily on Elk Valley Coal’s product prices, production and transportation costs, capital expenditure requirements and the capacity to produce and sell product. Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility and our distributions are expected to fluctuate significantly in the future. The longevity of our ability to generate cash available for distribution is largely dependent upon the life of Elk Valley Coal’s reserves, the continuing relevance of its products in the marketplace and its cost competitiveness over the long term.
The Trust will become subject to corporate income taxes in 2011, which will directly reduce the amount of cash available for distribution beginning at that time.

FOURTH QUARTER 2007
Our fourth quarter net income from continuing operations decreased by 57% to $49 million compared with the fourth quarter of 2006 and our income from operations decreased by 71% to $43 million. These reductions were due primarily to lower U.S. dollar prices for the 2007 coal year, which commenced April 1, 2007, and the effects of the stronger Canadian dollar relative to the U.S. dollar in 2007.
Other items impacting net income from continuing operations in the fourth quarter were the decrease of $37 million in the unrealized gains on our foreign exchange forward contracts, which resulted from the maturity of contracts and realization of $44 million of gains during the quarter, and non-cash future income tax reversals of $11 million, which related primarily to a legislated reduction in the corporate income tax rates that will apply to the Trust beginning in 2011.
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts was $75 million in the fourth quarter compared with $116 million in the fourth quarter of 2006 and primarily reflects lower U.S. dollar coal prices for the 2007 coal year and a stronger Canadian dollar.
Cash available for distribution from our investments in the quarter was $75 million ($0.50 per unit) compared with $147 million ($1.00 per unit) in the fourth quarter of 2006. Distributions declared for the quarter were $0.53 per unit compared with $0.95 per unit for the fourth quarter of 2006.
Operations
Revenues for the quarter decreased by $97 million, or 23%, compared with the fourth quarter of 2006. Coal sales volumes of 3.6 million tonnes (Trust’s share) for the quarter were slightly higher than in the fourth quarter of 2006. Average U.S. dollar coal prices for the quarter decreased by 13% to US$92.70 per tonne as a result of lower prices for the 2007 coal year. The average realized Canadian dollar coal price decreased by 25% to $91.50 per tonne for the quarter.
Elk Valley Coal’s unit cost of product sold increased by 10% to $40.00 per tonne for the fourth quarter of 2007 compared with $36.40 per tonne in the fourth quarter of 2006. This was due primarily to a sharp increase in diesel fuel costs as well as higher costs for contractor services, tires and other consumables. Production levels, strip ratios and haul distances in the fourth quarter of 2007 were similar to those in the fourth quarter of 2006.
Unit transportation costs decreased by 10% to $33.00 per tonne compared with $36.80 in the fourth quarter of 2006. Lower unit transportation costs for the quarter were due primarily to lower average selling prices. Certain of Elk Valley Coal’s rail and port costs are tied to its average selling prices. The benefit of lower rail and port costs was partially offset by an increase in vessel demurrage costs due to longer vessel wait times and higher demurrage rates. Port inventories were at low levels during 2007 due to shortfalls in rail shipments. This has resulted in longer vessel wait times and increased demurrage costs.
2006 COMPARED WITH 2005
Operations
Revenues
Coal sales revenues of $1.8 billion in 2006 decreased by 2% from the prior year. The effects of lower sales volumes and a stronger Canadian dollar were partially offset by higher average calendar-year coal sales prices. Elk Valley Coal’s U.S. dollar price of coal on a calendar-year basis increased 14% over 2005. Prices in Canadian dollar terms increased 5% and reflected the stronger Canadian dollar during 2006. Some of the impact of the stronger Canadian dollar was offset by gains on the settlement of foreign exchange forward contracts of $59 million recorded in 2006.

Coal sales volumes declined by 6% to 13.6 million tonnes from 14.5 million tonnes in 2005. Factors that depressed sales volumes in 2006 included increased substitution of lower-priced, lower-quality coking coals by some integrated steel mills to reduce consumption of hard coking coal and an increased supply of hard coking coal from producers in Australia and Canada.
Cost of Product Sold
Cost of product sold increased $63 million, or 13%, over 2005 levels, despite lower sales volumes. The unit cost of product sold increased 21% or $6.80 per tonne. Rising costs for many mining inputs provided upward pressure to cost of product sold in 2006. Labour costs increased because of the settlements of long-term union labour agreements, which included one-time costs and signing bonuses, at a number of mines during the year in a highly competitive labour environment. High activity levels in the mining industry worldwide had an impact on costs. Consumables, such as tires, fuel, repairs and services, increased for a number of reasons including shortages, higher crude prices and higher inflation. Production levels in 2006 were 15% lower compared with 2005 in order to manage inventory levels in response to lower sales. Lower production increased the fixed costs per tonne of coal produced and sold, and adversely affected the efficiency of mining operations. Also contributing to increased costs were higher strip ratios and longer haul distances. Strip ratios increased overall as a result of normal variations of geology and, to a lesser extent, yield at the mines.
Total material and clean coal productivities decreased by 8% and 12% in 2006, respectively. This largely reflects lower production levels compared with 2005, as well as higher strip ratios and slightly lower plant yield.
Transportation Costs
Transportation costs were down $10 million, or 2%, in 2006. The impact of lower sales volumes in 2006 was largely offset by higher rail and port rates. Rail rates increased in 2006, particularly for westbound shipments from the mines in the Elk Valley. In April 2005, Elk Valley Coal and Canadian Pacific reached a five-year agreement for westbound rail rates and volumes effective April 1, 2004 to March 31, 2009 for transportation of coal from the mines in the Elk Valley to the west-coast ports.
Other Income and Expenses
Interest expense increased in 2006 compared with 2005 primarily because of higher debt levels. Long-term debt increased approximately $100 million during 2006 in order to refinance capital additions in 2004 and 2005 that were initially funded in part by working capital.
Other items in 2006 included a $32 million charge to earnings to reflect a new accounting standard for in-process inventory. In 2005, other items included a $27 million gain on the sale of limited partnership interests in the Elkview operations to two of Elk Valley Coal’s customers.
Income Taxes
Mineral taxes were $85 million in 2006 compared with $90 million in 2005 and were consistent with the decrease in taxable cash flows generated by Elk Valley Coal. Mineral taxes in 2006 included additional expense arising from assessments of prior years’ returns. We also recognized a future tax asset of $13 million in 2006, of which $9 million was taken as a reduction in goodwill to reflect certain future tax assets not recognized upon the formation of the Trust.

The future income tax reversal in 2005 includes the reversal of a $164 million provision for future Canadian corporate income taxes following the 2005 Arrangement.
SUMMARY OF QUARTERLY RESULTS
Our quarterly results over the past two years reflect the variability of Elk Valley Coal’s business. Net income also includes the significant impact of a number of unusual transactions and events. Net income before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts is influenced largely by coal prices, the U.S./Canadian dollar exchange rate, coal sales volumes, unit cost of product sold and unit transportation costs.

Coal statistics	2007				2006
(Trust's 60% Share)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Production (million of tonnes)	3.3	3.4	3.7	3.1	3.3	3.0	3.3	3.5
Sales (millions of tonnes)	3.6	3.4	3.8	2.8	3.5	3.5	3.5	3.1
Average US$prices (per tonne)	$92.70	$93.20	$100.70	$105.40	$106.30	$108.80	$116.10	$122.30
Average CDN$prices (per tonne)	$91.50	$97.30	$110.90	$123.50	$122.60	$124.40	$133.00	$152.30
Cost of product sold (per tonne)	$40.00	$41.00	$39.50	$45.80	$36.40	$42.60	$39.20	$38.60
Transportation (per tonne)	$33.00	$35.80	$34.50	$37.80	$36.80	$35.60	$37.40	$37.80
U.S. dollar coal prices typically change during the second quarter of the year because most coal sales are priced on a coal year basis that commences April 1. As coal is customarily sold in U.S. dollars, foreign exchange forward contracts are utilized by the Trust to fix the U.S./Canadian dollar exchange rate on a portion of its anticipated U.S. dollar cash flows for the coal year. Foreign exchange forward contracts are not used for trading or speculative purposes. The Canadian dollar price of coal will vary with changes in the U.S. dollar price of coal and the U.S./Canadian dollar exchange rate. The average Canadian dollar coal prices in 2006 included realized gains on our foreign exchange forward contracts. In 2007, the realized gains and losses on the contracts were recorded as non-operating income because the contracts are no longer designated as hedges under new accounting standards. If the realized gains and losses had been included in revenue in 2007, the average Canadian dollar sales prices would have been approximately $120 per tonne for the first quarter, $115 per tonne for the second quarter, $105 per tonne for the third quarter, and $104 per tonne for the fourth quarter.
Production volumes can be impacted on a quarterly basis by expected shipping schedules, shortfalls in rail shipments and the timing of mine and plant maintenance. While maintenance activities are normally scheduled during the third quarter, they can occur at other times depending on market conditions and the occasional need to control product inventories. Equipment, parts and labour availability can also impact production and volumes.
Coal sales are typically contracted under evergreen contracts and long-term supply agreements and it is not uncommon to see sales volumes from one coal year carried over into the next. This carryover can affect the average realized coal price for the second quarter of the fiscal year. Quarterly sales can also be impacted by the frequency and timeliness of rail shipments, weather, labour disruptions or mechanical problems that affect the minesites, railways and ports. Some variation in quarterly coal sales should be expected as the timing of vessel shipments is not necessarily uniform. Shipments can be affected by customers’ scheduling of vessels, delay of vessels due to factors such as weather and mechanical problems and demand for vessels across a number of commodity sectors, which affects vessel availability and timing of arrival and departure dates.

The unit cost of product sold can be influenced from quarter to quarter by changing mining conditions, such as the timing of stripping activities and raw coal release, scheduled production shutdowns for vacations and planned maintenance. Unit cost of product sold was unusually high in the first quarter of 2007 due to shortfalls in rail shipments, which caused unplanned shutdowns and interruptions of production.
Transportation costs per unit can vary based on contractual rate changes, average coal prices, the number of shipments that include ocean freight, the volume of coal that is east-bound and demurrage charges.

(millions of dollars, except	2007				2006
per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Revenue	$327.5	$331.0	$418.3	$350.5	$424.9	$440.3	$459.8	$473.3
Income from operations	42.8	53.4	116.8	95.3	149.8	143.7	172.3	217.1
Net Income from continuing operations	48.8	90.5	106.4	76.8	114.6	123.3	139.8	165.2
Net Income	48.8	90.5	117.0	77.0	68.6	123.8	140.2	165.3
Net income from continuing operations before unusual items, future income taxes and unrealized gains or losses on foreign exchange forward contracts	74.9	82.9	128.4	70.6	116.3	120.0	150.8	196.5
Cash available for distribution	74.8	61.4	135.2	77.4	146.5	122.5	147.3	201.5
Distributions declared	78.6	88.7	95.9	95.6	139.7	117.6	147.0	205.8
Distributions declared per unit	0.53	0.60	0.65	0.65	0.95	0.80	1.00	1.40
CAUTION REGARDING FORWARD-LOOKING STATEMENTS
This management’s discussion and analysis contains forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995 relating, but not limited to, the Trust’s expectations, intentions, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “intend”, “estimate”, “optimize”, “may”, and “will” or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. This management’s discussion and analysis contains forward-looking information, included in, but not limited to, the sections titled Overview, Strategy and Key Performance Indicators, Nature of Operations, 2007 Compared with 2006, Outlook, Liquidity and Capital Resources, Outstanding Unit Data, Critical Accounting Estimates, Changes in Accounting Policies, Financial and Other Instruments, Key Risks and Uncertainties.
Unitholders and prospective investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts, or projections will prove to be materially inaccurate. For a further discussion of the risks and uncertainties relating to the forward looking statements please refer to the section entitled Key Risks and Uncertainties.

The forward-looking statements contained in this management’s discussion and analysis are based, in part, upon certain assumptions made by the Trust, including, but not limited to, the following: no material disruption in production; no material variation in anticipated coal sales volumes, coal prices or cost of product sold; no material variation in the forecasted yields, strip ratios, haul distances and productivity for each mine in which the Trust has an interest; no material increases in the global supply of hard coking coal other than what is currently projected by management; significant quantities of weaker coking coals will not be substituted for hard coking coal; continued strength in global steel markets; no material disruption in construction or operations at minesites; no variation in availability or allocation of haul truck tires to Elk Valley Coal in 2008; an absence of labour disputes in the forecast period; no material variation in the anticipated cost of labour; no material variations in markets and pricing of metallurgical coal other than anticipated variations; no material variation in anticipated mining, energy or transportation costs; continued availability of and no further material disruption in rail service and port facilities; no material delays in the current timing for completion of ongoing projects; financing will be available on terms favourable to the Trust and Elk Valley Coal; no material variation in the operations of Elk Valley Coal customers which could impact coal purchases; no material variation in historical coal purchasing practices of customers; coal sales contracts will be entered into with new customers; existing inventories will not result in decreased sales volumes; parties execute and deliver contracts currently under negotiation; and, no material variations in the current taxation environment other than those changes that have already been announced.
The Trust cautions that the list of factors and assumptions set forth above is not exhaustive. Some of the risks, uncertainties and other factors which negatively affect the reliability of forward-looking information are discussed in the Trust’s public filings with the Canadian and United States securities regulatory authorities, including its most recent management information circular, annual information form, quarterly reports, management’s discussion and analysis, material change reports and news releases. Copies of the Trust’s Canadian public filings are available on SEDAR at www.sedar.com. The Trust’s U.S. public filings, including the Trust’s most recent annual report on form 40-F as supplemented by its filings on form 6-K, are available at www.sec.gov. The Trust further cautions that information contained on, or accessible through, these websites is current only as of the date of such information and may by superseded by subsequent events or filings. The Trust undertakes no obligation to update publicly or otherwise revise any information, including any forward-looking information, whether as a result of new information, future events or other such factors that affect this information except as required by law.
OUTLOOK
At the date of this management’s discussion and analysis the outlook for metallurgical coal is strong for the coal year commencing April 1, 2008. The seaborne metallurgical coal market was in tight supply at the end of 2007 because of growing demand and lower-than-expected growth in exports from Australian suppliers. Global supply has been further reduced as a result of flooding in Australia that has disrupted production for several metallurgical coal producers.
Elk Valley Coal believes that the global metallurgical coal markets have entered a period of unprecedented volatility. While U.S. dollar prices are expected to increase significantly for the 2008 coal year due to short-term supply constraints, a U.S. recession could adversely impact the metallurgical coal markets. The current uncertainty in the metallurgical coal markets may delay the settling of prices for the 2008 coal year.
Elk Valley Coal expects it will not see the benefit of higher 2008 coal year prices until possibly the third quarter of calendar 2008. It is anticipated that a substantial portion of Elk Valley Coal’s sales in the second quarter of 2008 will be at 2007 pricing due to the carryover of tonnes from the 2007 coal year. Carryover tonnage has increased as a result of the shortfall in rail shipments. Further, the winter and spring months typically present challenging shipping conditions for Elk Valley Coal that could potentially impact first and second quarter results and further increase the amount of carryover. In addition, the foreign exchange forward contracts that the Trust currently has in place will expire by March 31, 2008, which will fully expose the Trust to the higher value of the Canadian dollar relative to the U.S. dollar as of April 1, 2008.

Sales volumes for Elk Valley Coal for the 2008 calendar year are expected to be 23-25 million tonnes. Elk Valley Coal is dependent on rail shipments in order to deliver its product to its customers. The frequency and timeliness of rail shipments in the fourth quarter of 2007 and into early 2008 fell well short of Elk Valley Coal’s requirements, resulting in a decline in coal inventories at the Vancouver ports and large increases in inventories at the mine sites. This has led to reduced plant production at certain mine sites where on-site coal storage has reached capacity. If rail shipments do not increase, it will continue to adversely affect production and sales levels and could lead to unscheduled plant shutdowns, which could increase unit costs. In additions, Elk Valley Coal will incur substantial vessel demurrage costs in 2008 if rail shipments do not increase.
Cost of product sold for the 2008 calendar year is expected to be in the range of $45 to $47 per tonne if unplanned shutdowns do not increase significantly. This represents an increase of approximately 10 — 15% over 2007 levels and reflects inflation in input costs, including a significant increase in the price of diesel fuel, as well as higher strip ratios and longer haul distances. Transportation costs are dependent, in part, on average selling prices. Guidance for 2008 calendar year transportation costs will be provided after prices for the 2008 coal year are settled.
Capital spending at Elk Valley Coal in 2008 is planned to be approximately $200 million (Trust’s share — $120 million), which is more than double its capital spending levels in recent years. The planned expenditures are sustaining in nature and the increase reflects normal variability in capital requirements associated with the aging of mining fleets and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability, and delivery times for equipment purchases may influence actual capital spending. Elk Valley Coal expects sustaining capital requirements over the next few years to be at these higher levels. Expenditures by Elk Valley Coal in 2008 in excess of approximately $80 million (Trust’s share — $50 million) will be financed by the Trust and Teck Cominco in proportion to their ownership interests in Elk Valley Coal. The Trust will finance its share of the funding to Elk Valley Coal by utilizing proceeds from its distribution reinvestment plan and available lines of credit.
LIQUIDITY AND CAPITAL RESOURCES
We believe the Trust has adequate credit facilities available to fund working capital, capital spending and other short-term requirements relating to the Trust’s investments. We anticipate that Elk Valley Coal will be able to generate sufficient funds from operating and financing activities to maintain its productive capacity and to fund current planned growth and development activities. There has been a general contraction of available credit in the global capital markets during 2007, but to date this has had minimal impact on us because we have an established credit facility in place with a syndicate of banks that expires in 2012. In addition, Elk Valley Coal has an established facility in place that allows it to sell up to US$100 million of its accounts receivable to help manage working capital fluctuations. However, we do expect to experience increased volatility in our financial results and cash flows in the future as a result of increased volatility in the global metallurgical coal markets. Increased flexibility in our financing structures will be required in order to effectively manage our cash flow through these anticipated disruptive cycles. For example, metallurgical coal prices are expected to increase significantly for the 2008 coal year, which will likely increase Elk Valley Coal’s requirements for working capital financing. We expect to continue our conservative use of bank credit lines and Elk Valley Coal expects to continue its sales of accounts receivable as the primary forms of working capital management in the near term, although additional debt or equity financing could be required in the future. Our ability to obtain additional financing or credit lines is dependent on the amounts we wish to borrow, the availability of credit in the capital markets and the lenders’ assessments of our credit risk.

Distribution Reinvestment Plan
During 2007, we implemented a distribution reinvestment plan. The plan allows eligible unitholders of the Trust to reinvest their distributions in additional units. At the last distribution date of January 15, 2008, unitholders representing approximately 17% of our outstanding units have elected to participate in the plan. Approximately 1.2 million units were issued in 2007 in lieu of cash distributions of $40 million. To the date of this management’s discussion and analysis, approximately 1.6 million units have been issued under the distribution reinvestment plan in lieu of cash distributions of $53 million.
Cash Flows and Working Capital
Cash and cash equivalents increased to $152 million at the end of 2007 compared with $141 million in 2006. Total working capital and our share of unused lines of credit were $192 million and $193 million, respectively, at the end of 2007 compared with $127 million and $159 million, respectively, at the end of 2006. Our working capital at the end of 2007 includes a current asset of $39 million representing the fair value of our outstanding foreign exchange forward contracts, which are now recorded on our balance sheet under new accounting standards. Prior to 2007, the fair value of our foreign exchange forward contracts was not recorded on our balance sheet because the contracts were designated as hedges under previous accounting standards. We believe we have adequate liquidity to meet current anticipated requirements of the operations of Elk Valley Coal and the Trust. Various factors including the terms of customer credit, rapidly fluctuating sales prices and volumes and varying capital expenditure requirements affect our requirements for short-term liquidity.
Cash flows from operating activities are the primary contributor to cash available for distribution, after providing cash resources for sustaining capital expenditures and servicing debt. Cash flows from operating activities are largely influenced by the results of Elk Valley Coal and the various factors that affect these results can affect liquidity and available capital resources. Cash flows from operating activities historically have been sufficient to meet normal working capital needs, sustaining capital expenditure requirements and debt-service obligations and to fund distributions to unitholders. Since the formation of the Trust, our lines of credit have been utilized to offset short-term changes in working capital and to fund expansion capital projects.
Cash flows from operating activities were $387 million in 2007. These cash flows decreased significantly from $690 million in 2006 due to lower earnings from Elk Valley Coal, which resulted primarily from the successive decreases in U.S. dollar coal prices for the 2006 and 2007 coal years and the effects of the stronger Canadian dollar. Our cash flows from operating activities for 2006 increased from $633 million in 2005, despite lower earnings from Elk Valley Coal, due to the timing of non-cash working capital changes at Elk Valley Coal. Our cash flows from operating activities include changes in non-cash working capital, particularly accounts receivable and inventory, which can fluctuate from period to period. Non-cash working capital decreased by $18 million in 2007 compared with a decrease of $41 million in 2006 and an increase of $124 million in 2005. Successive decreases in accounts receivable in 2006 and 2007 resulted from decreases in U.S. dollar coal prices, the effects of the stronger Canadian dollar, and the timing of shipments. Inventories were higher at the end of 2007 than in 2006 as a result of increased coal inventories at the mine sites that resulted from shortfalls in rail shipments during 2007. Inventories were lower in 2006 compared with 2005, reflecting the decision to reduce clean coal inventories to match delivery and sales expectations.
Capital Expenditures and Other Investing Cash Flows
Our investing activities included capital expenditures of $49 million in 2007. Capital expenditures were $29 million and $119 million in 2006 and 2005, respectively. All of these expenditures related to the capital requirements of Elk Valley Coal.

Elk Valley Coal classifies its capital expenditures as either sustaining or expansion in nature. The use of the term sustaining capital expenditures refers to additions, replacements or improvements required to maintain business operations at current production levels, the determination of which requires the judgment of Elk Valley Coal’s management. Investments in sustaining capital are required on an ongoing basis and we expect them to be funded primarily by cash flows from operating activities. However, in years that the sustaining capital expenditures for Elk Valley Coal are relatively high or if cash from operations is very low, the Trust must finance a portion of its share of the expenditures using additional equity or debt financing, such as proceeds from the distribution reinvestment plan or utilization of available bank credit lines, which would reduce the impact on cash available for distribution. Sustaining capital expenditures may vary by a considerable amount in any given year depending on the requirements to replace truck and shovel fleets and other support equipment, facilities or computer systems, as well as refurbishments or replacements of coal processing plants. Sustaining capital expenditures were $47 million in 2007 compared with $26 million in 2006 and $39 million in 2005. Our share of the sustaining capital expenditures by Elk Valley Coal in 2008 is expected to be approximately $120 million, which is more than double the expenditure levels in recent years. The increase reflects normal variability in capital requirements associated with the aging of mining fleets and coal processing plants and increased equipment requirements resulting from changes in mining conditions. A tight labour market, contractor availability and delivery times for equipment purchases may influence actual capital spending. Elk Valley Coal expects its sustaining capital requirements over the next few years to be at these higher levels. We expect to finance our share of Elk Valley Coal’s 2008 sustaining capital expenditures in excess of approximately $50 million by utilizing proceeds from our distribution reinvestment plan and available lines of credit.
Capital expenditures not identified by management to be sustaining in nature are classified as expansion capital expenditures. These expenditures are generally made in order to increase the production capacity of existing operations and to develop or acquire new mineral bodies or new mines. Expansion capital expenditures are generally financed from sources other than cash flows from operating activities. We expect commitments for expansion capital to be financed from bank facilities and cash from other financing activities. The Trustees and Elk Valley Coal have the ability to designate a cash reserve for future capital expenditure or other requirements, although they have not done so to date. Expansion capital expenditures in 2007 and 2006 were $3 million, which related to small amounts of expansion capital expenditures carried over from projects largely completed in 2005. Expansion capital expenditures in 2005 were $80 million.
Investing activities in 2007 include the proceeds from the sale of NYCO of $34 million, which is reflected in the cash flow statement net of withholding taxes and the NYCO cash balance that was sold. The sale of NYCO was completed in June 2007 and the distributable proceeds from the sale of $31 million, net of estimated taxes payable, were included in the third quarter distribution to unitholders.
Financing Cash Flows
For 2007, our major financing activities included the payment of cash distributions of $380 million. Distributions are paid one quarter in arrears and the cash distributions paid in 2007 represent the distributions declared for the fourth quarter of 2006 through the third quarter of 2007. Cash distributions to unitholders were $706 million in 2006 and $529 million in 2005. Proceeds under the distribution reinvestment plan were $40 million in 2007.
Elk Valley Coal borrowed an additional US$15 million (Trust’s share) under its bank credit facility during 2007 in order to finance its working capital requirements. At the end of 2007, our long-term debt and Elk Valley Coal’s long-term debt was denominated in U.S. dollars. During 2007, Elk Valley Coal began borrowing under its bank credit facility in U.S. dollars instead of Canadian dollars because substantially all of its cash flows from coal sales are denominated in U.S. dollars. Elk Valley Coal’s Canadian dollar-denominated debt of $18 million (Trust’s share) that was outstanding at the end of 2006 was converted into U.S. dollar-denominated LIBOR rate loans during 2007.

Long-term debt decreased by $32 million in 2007, despite the additional borrowings by Elk Valley Coal, due to the significant strengthening of the Canadian dollar relative to the U.S. dollar that occurred during 2007.
Long-term debt increased by nearly $100 million in 2006 compared with 2005. This additional debt largely refinanced the capital expansions undertaken during 2004 and 2005, which were initially funded in part by working capital.
The payout to unitholders of all of our cash available for distribution could mean that capital expenditures to expand operations or to exploit reserves and resources could only be made in the event that other sources of financing are available. Lack of access to such additional financing could limit the future growth of our investments and, over time, have an adverse effect on the amount of cash available for distribution.
Contractual Obligations
Our future contractual obligations are presented in the following table:

		Less
Payments due by period		than 1	1 - 3	4 - 5	After 5
(millions of dollars)	Total	year	years	years	years

Foreign exchange forward contracts	$294.3	$294.3	$—	$—	$—
Long-term debt	279.6	—	—	279.6
Capital leases and equipment financing	2.9	1.6	1.3	—	—
Operating Leases	23.7	15.2	6.3	2.2	—
Purchase obligations	28.2	27.9	0.3	—	—
Pension and other post-retirement funding requirements	139.6	11.7	24.6	26.5	76.8
Asset retirement obligations	225.4	5.7	9.7	11.9	198.1

Total obligations	$993.7	$356.4	$42.2	$320.2	$274.9

Foreign exchange forward contracts are used to fix the Canadian dollar equivalent of a portion of our anticipated U.S. dollar cash flows. Contracts are typically purchased when coal sales volumes and prices have been negotiated for a particular coal year. Accordingly, obligations under foreign exchange forward contracts are normally fulfilled by delivering U.S. dollars generated from coal sales. All of our foreign exchange forward contracts will mature by March 31, 2008, which will fully expose us to the negative effects of the significantly stronger Canadian dollar on April 1, 2008.
The long-term debt of the Trust and Elk Valley Coal consists of bank credit facilities with a banking syndicate. The joint credit agreement provides each entity with a five-year revolving, floating rate facility, each of which can be drawn in either Canadian or equivalent U.S. dollars. The maturity date of the joint credit agreement is February 11, 2012 and the term of the agreement can be extended annually for an additional year with the agreement of the banking syndicate. The joint credit agreement provides for borrowings of up to $400 million by the Trust and $200 million by Elk Valley Coal. The facilities are available for general business purposes. At December 31, 2007, $280 million (US$283 million) was outstanding under the facilities in the form of U.S. dollar LIBOR rate loans, which includes our 60% share of Elk Valley Coal’s U.S. LIBOR rate loans of US$55 million. At the end of 2007, Elk Valley Coal had utilized $47 million of its facility for letters of credit or letters of guarantee. Unused lines of credit were $153 million for the Trust and $40 million (Trust’s share) for Elk Valley Coal at the end of 2007. Borrowings under the facilities are based on U.S. dollar LIBOR or prime rates, which are subject to interest rate movements, and certain financial ratios. If the U.S. dollar were to strengthen against the Canadian dollar in the future, the equivalent amount of U.S. dollars that we could borrow under the facilities would decrease.

The Trust’s facility is secured by its proportionate interest in the assets of Elk Valley Coal and guarantees provided by Elk Valley Coal. Elk Valley Coal’s facility is secured by limited recourse guarantees or security agreements from the partners in proportion to their ownership interests. The joint credit agreement contains covenants that may restrict our ability to incur additional debt. It also includes provisions that may restrict our ability to pay distributions to unitholders and the ability of Elk Valley Coal to make distributions to its partners during an event of default or if the making of such payments would result in an event of default. The joint credit agreement also includes a cross-default provision between the Elk Valley Coal and Trust facilities. Loan covenants that include an event of default, among others, are tests for interest and cash flow coverage, as well as covenants that restrict the disposition of certain core mining assets. The Trust and Elk Valley Coal are in compliance with the loan covenant provisions of the joint credit agreement and are expected to remain so for at least the next fiscal year.
Capital and operating leases and purchase obligations are consistent with operating and financing practices and we expect sufficient cash flows from operating activities will be available to meet these obligations as they become due.
Funding requirements for pensions and other post-retirement benefit plans reflect the minimum pension plan payments required by legislation and anticipated outlays for other post-retirement benefit plans for the period 2008 through 2017. Elk Valley Coal and the Trust have a number of unfunded liabilities including pensions, other post-retirement benefits, future taxes and asset retirement obligations. Funding of these obligations in the future may have a significant and negative impact on cash resources and liquidity and, ultimately, cash available for distribution.
Asset retirement obligations in the table above reflect the estimated undiscounted costs to remediate the environmental impact of the operations of Elk Valley Coal for areas that have been disturbed as of December 31, 2007. The expected future outlays are based on known or estimated costs to reclaim all disturbed sites to meet existing regulatory standards. The estimated costs include allowances for the reclamation of all pits, spoils, tailings ponds and mine infrastructure and are based on the existing cost structure for these activities at the operations. Reclamation is normally carried out continuously over the life of each mining operation and is largely controlled by the rate that mining progresses and those areas become available for reclamation. The calculations of our asset retirement obligations include estimates of reclamation spending over the next 44 years. Reclamation plans and scheduling are predicated on completing a large proportion of the outstanding reclamation prior to depleting the reserves contained in the long-range mine plan. Reclamation of buildings and processing plants is expected to occur at the end of mining operations in the general area.
During 2007, Elk Valley Coal completed a review of its asset retirement obligations and revised its estimates of certain future environmental reclamation costs to reflect the significant increases in costs that have occurred in the mining sector. This resulted in an increase in the asset retirement obligation of $49 million (Trust’s share) being recorded in 2007. Substantially all of the increase in the asset retirement obligation was recorded as an addition to capital assets. The total estimated undiscounted cost to settle the asset retirement obligation increased to $225 million (Trust’s share) in 2007.
Elk Valley Coal is party to agreements respecting Neptune Terminals that could, under certain circumstances, require Elk Valley Coal to fund its proportionate share of the bank indebtedness and asset retirement obligations of Neptune Terminals. The Trust’s share of these potential obligations was $16 million at the end of 2007.

OTHER INFORMATION
Off Balance Sheet Arrangements
Elk Valley Coal has entered into a facility with a Canadian bank in its banking syndicate for the sale of certain accounts receivable from coal sales, to a maximum amount outstanding at any one time of US$100 million. The facility is renewed annually and during 2007 the maximum amount of the facility was increased from US$75 million to US$100 million. The decision to sell accounts receivable is at the sole discretion of Elk Valley Coal subject to it transferring to the bank its interest in export trade credit insurance coverage related to each account receivable sold. Proceeds on the sale of these accounts receivable are based on the invoice amount, invoice due date and current LIBOR rates. Increased use was made of selling accounts receivable as a less expensive form of working capital management in 2007 compared with 2006. Our share of the accounts receivable sold under the facility in 2007 was US$753 million compared with US$663 million in 2006. Our share of the amount outstanding at December 31, 2007 was US$6 million versus US$8 million at the end of 2006.
This facility allows Elk Valley Coal to receive cash for its accounts receivable quickly in order to manage its working capital and to shorten the period of time during which foreign exchange rate movements may impact the Canadian dollar value of the accounts receivable. Elk Valley Coal also benefits from a lower borrowing rate from its lenders than would normally be the case because the accounts receivable are insured by a Canadian Crown corporation. Should the facility not be renewed in the future, Elk Valley Coal would carry higher accounts receivable balances, utilize available credit lines under its bank credit facility or seek alternate arrangements to replace the facility.
For accounts receivable that are sold, the financial risk to Elk Valley Coal of non-payment by the customer is limited to the deductible associated with the trade credit insurance. Other commercial risks, such as non-performance by Elk Valley Coal under the terms of the contract, remain with Elk Valley Coal.
Transactions with Related Parties
Subsequent to the 2003 Arrangement, Elk Valley Coal entered into arrangements with Teck Cominco, its managing partner, for the provision of certain management services in the ordinary course of operations. Elk Valley Coal also sells coal to Teck Cominco at market prices. Our share of related party revenues from these transactions was $4 million in 2007, $5 million in 2006 and $3 million in 2005. Our share of related party expenses included in selling, general and administration and cost of sales was $1 million in 2007, 2006 and 2005. Our related party receivables and payables with Teck Cominco at the end of 2007 were $0.4 million and $0.1 million, respectively, and were $0.4 million and nil, respectively, in 2006.
Elk Valley Coal also ships coal through Neptune Terminals in the normal course of operations. Loading costs for the handling of coal and other products at Neptune Terminals are based on the actual costs allocated to the handling of each product. These costs are included in transportation costs and our share totalled $14 million in 2007, $13 million in 2006 and $9 million in 2005. Our share of related party receivables and payables with Neptune Terminals was approximately $0.9 million and $0.4 million, respectively, at December 31, 2007 and was $0.6 million and $0.5 million, respectively, at the end of 2006.
Outstanding Unit Data
Under the Declaration of Trust, the Trustees are authorized to issue an unlimited number of units of the Trust on terms and conditions established by the Trustees without the approval of unitholders. The units represent a fractional interest in the Trust. The units do not represent a direct investment in the Trust’s investments and should not be viewed by investors as such. Each unit represents the right to an equal interest in any distributions or other amounts payable to unitholders. All units rank among themselves equally and rateably without discrimination, preference or priority. Should the Trustees make a decision to issue additional units, existing unitholders may suffer significant dilution and cash available for distribution per unit could decline.

The units are hybrids in that they share certain attributes common to both equity securities and debt instruments. The units should not be considered debt instruments as, among other things, distributions on the units are not fixed nor can they be enforced by unitholders prior to being declared payable by the Trustees. Further, no principal amount is owing to unitholders in respect of the units. Holders of units do not have all of the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring “oppression” or “derivative” actions. However, rights consistent with certain statutory rights of shareholders of corporations have been conveyed to unitholders under the provisions of the Declaration of Trust. The units are not “deposits” within the meaning of the Canada Deposit Insurance Corporation Act and are not insured under the provisions of that act or any other legislation.
The Trust may create and issue rights, warrants or options to subscribe for fully paid units at such subscription prices and at such time or times as the Trustees may determine. In addition, the Trustees may create indebtedness of the Trust, including indebtedness convertible into units. We have not issued any such rights, warrants, options or convertible securities to date, although some options for units are still outstanding under an option plan adopted at the time of the formation of the Trust.
There were approximately 148 million trust units outstanding on December 31, 2007 and approximately 149 million outstanding at March 10, 2008. Approximately 22,000 options were outstanding under the exchange option plan as of December 31, 2007 and approximately 19,000 options were outstanding at March 10, 2008.
In September 2005, we completed a three-for-one split of the Trust’s units. All historical amounts related to the number of units outstanding have been restated to reflect the split.
Critical Accounting Estimates
Our consolidated financial statements are prepared in accordance with GAAP in Canada and require us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the related disclosure of contingent assets and liabilities. The impacts of these estimates are pervasive throughout the consolidated financial statements. We make estimates and assumptions that are believed to be reasonable under the circumstances and are based upon historical experience, current conditions and expert advice. These estimates are, by their nature, uncertain and may require accounting adjustments based on future occurrences. On an ongoing basis, we review estimates based on currently available information. The use of different assumptions would result in different estimates and actual results may differ from results based on these estimates. The most significant estimates relate to asset retirement obligations, income taxes, capital assets, including coal reserves, depreciation and depletion, and impairment testing, employee future benefits and inventory valuation.
A summary of our significant accounting policies is contained in note 2 to the consolidated financial statements. The following is a discussion of the accounting estimates that are significant in determining our financial results.
Asset Retirement Obligations
Asset retirement obligations are recognized in the period in which they are incurred if a reasonable estimate of fair value can be determined. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded and if estimates regarding the timing and estimated amount of future reclamation costs are changed. Accretion expense represents the increase in the discounted obligation that results from the passage of time. The fair value of the estimated asset retirement costs is capitalized as part of the carrying amount of the long-lived asset when incurred, or when adjusted based on changes in estimates, and amortized to earnings over the asset’s estimated useful life.

Elk Valley Coal has significant long-term liabilities relating to mine reclamation and end-of-mine closure costs. Asset retirement liabilities are not funded. The liability is estimated on a mine-by-mine basis and various assumptions are used including current mine plans, future reclamation costs and estimates of reserves and resources. Costs incurred under the reclamation programs are charged against the liability. Elk Valley Coal has developed reclamation programs and cost estimates based on meeting existing government regulations and standards. These estimates require extensive judgement about the nature, cost and timing of the work to be completed and may change with future changes to costs, environmental laws and regulations and remediation practices. Increases in estimates of future costs may cause the asset retirement obligation to increase, which would result in an increase in both the capitalized asset retirement costs, which are included in capital assets, and the asset retirement obligation. Our earnings would not generally be impacted immediately by the increase in the asset retirement obligation, but the increase would result in higher depletion expense being recorded against our capitalized asset retirement costs and higher accretion expense being recorded on our asset retirement obligation in future periods.
Income Taxes
As a result of changes in tax legislation that will subject us to corporate income taxes beginning in 2011, we recorded a long-term future tax liability of $71 million in 2007 with a corresponding non-cash charge to income tax expense. The future tax liability is based on estimated gross temporary differences of approximately $253 million that are expected to reverse after 2010, which, using an effective tax rate of 28%, results in a future tax liability of $71 million at December 31, 2007. The temporary differences relate primarily to the difference between the net book value of our capital assets for accounting purposes and their tax basis. The estimates of temporary differences and the timing of their reversal after 2010 are complex and require significant judgment by management. These estimates may change in the future and the future tax liability and income tax expense may fluctuate as a result of changes in these estimates.
Capital Assets, Including Coal Reserves, Depreciation and Depletion and Impairment Testing
Mineral properties and development assets include expenditures to acquire and develop identified mineral properties and reserves and net costs relating to production during the development phase. Depletion on producing properties is determined using a unit-of-production method based upon the proven and probable coal reserves of the mine. Development costs incurred to expand the capacity of operating mines, to develop new coal deposits or to mine areas substantially in advance of current production are capitalized and charged to operations using the units-of-production method based upon the proven and probable coal reserves.
The determination of coal reserves involves the use of a number of estimates and assumptions, including geological sampling and modeling, and estimates of future costs. Knowledge derived from ongoing exploration and development of the coal deposit may also affect reserve estimates. In addition, the determination of economic reserves is dependent upon a number of assumptions, including long-term coal prices and foreign exchange rates.
Depreciation and depletion of capital assets are dependent upon estimates of useful lives of buildings and equipment and coal reserve estimates, both of which are determined with the exercise of judgement. Changes in these estimates may result in increases or decreases in the amount of depreciation and depletion expense recorded in future periods.

Elk Valley Coal tests its capital assets for impairment of value whenever possible impairment indicators are identified. When possible impairment indicators are identified for a particular capital asset, an undiscounted cash flow projection is prepared based on the long-term operating plans for the asset. If the estimated undiscounted future cash flows from the asset are less than its net book value, then the asset is written-down to its fair value. Fair value is generally determined based on the estimated discounted future cash flows of the asset. The estimates of future cash flows used in these evaluations are highly subjective and require significant judgment by management, particularly because the future cash flows are typically projected many years into the future and are highly dependent on uncertain variables such as future coal prices, foreign exchange rates, and operating costs. Changes in these estimates could result in an impairment charge being recorded against our capital assets in a future period.
Employee Future Benefits
Post-retirement benefit plans include pension plans and other post-retirement benefit plans, the costs of which are based on estimates. Employee future benefits are subject to actuarial calculations that are complex and utilize a number of economic and demographic assumptions that are continually updated and may prove to be incorrect. Major estimates and assumptions relate to expected plan performance, salary escalation, discount rates, retirement ages of employees and future cost trends. In addition, actuaries incorporate subjective factors into their assumptions, such as withdrawal and mortality rates. Changes in these estimates could result in increases or decreases in our compensation expense in future periods.
Inventory Valuation
Inventories are valued at the lower of net realizable value and average cost. For finished and in-process product inventories, net realizable value is the expected difference between the average selling price for the finished product less the costs to get the product into saleable form and to the selling location. The net realizable value of finished and in-process product inventories is an estimate based on various factors such as economic and market conditions, expected selling prices, freight and other transportation costs, and foreign exchange rates.
For stores and material inventory, net realizable value, if held for use, is average cost less any provision for obsolescence. If held for sale, net realizable value is the fair market value of the parts less any costs associated with their disposal. The net realizable value of stores and materials inventory is an estimate based on the age and condition of the items, economic and market conditions, and freight and other transportation costs.
Changes in estimates of net realizable value may result in reductions in the carrying value of inventory and corresponding charges to cost of product sold in future periods.
Changes in Accounting Policies
Financial instruments, hedges and comprehensive income
CICA Handbook section 3855, Financial Instruments — Recognition and Measurement, section 3865, Hedges, and section 1530, Comprehensive Income, became applicable to us on January 1, 2007.
Section 3855 established standards for recognizing and measuring financial instruments and non-financial derivatives. The standard specifies how financial instruments should be recorded on the balance sheet and how gains and losses from the changes in fair value of financial instruments should be recognized. The standard effectively provides the option of carrying all financial instruments on the balance sheet at fair value. For certain financial instruments, such as derivatives, fair value recognition is mandatory while for others there is the option of using either fair value or amortized cost as the basis of measurement. With respect to financial instruments other than derivatives, the adoption of section 3855 did not have a material impact on us because our non-derivative financial instruments continue to be carried at amortized cost under the new accounting standard.

Section 3865 replaces AcG-13, Hedging Relationships, and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures. The recommendations of this section are optional and are only required if the entity is applying hedge accounting. We have elected not to apply hedge accounting at this time under section 3865
Section 1530 introduced the concept of comprehensive income and provides alternatives for the disclosure of other comprehensive income. Accumulated other comprehensive income is a new caption within the unitholders’ equity section of our balance sheet. Other comprehensive income includes certain unrealized items affecting the carrying amounts of assets and liabilities that are not included in net income.
Inventories
CICA Handbook Section 3031 provides new guidelines for accounting for inventories. Section 3031 will become applicable to us on January 1, 2008 and is not expected to have a material impact on our financial statements.
Financial instruments and capital disclosures
CICA Handbook Section 1535, Capital Disclosures, and CICA Handbook Section 3863, Financial Instruments — Presentation are new disclosure requirements that will become effective for us beginning January 1, 2008. Additional disclosures related to the Trust’s financial instruments and capital management strategies will be added to existing disclosures provided by the Trust in the notes to the financial statements beginning in the first quarter of 2008.
Intangible assets
CICA Handbook Section 3064, Intangible Assets, will become applicable to the Trust for the year beginning January 1, 2009. The new guidance will replace Section 3062, Goodwill and Other Intangible Assets, and is issued with the withdrawal of several other accounting pronouncements dealing with intangible assets. Section 3064 provides extensive guidance which clarifies the recognition and initial measurement of intangible assets, especially internally generated intangibles, and will virtually eliminate the practise of deferring costs that no longer meet the definition of an asset. The Trust is in the process of evaluating the impact of this standard on the consolidated financial statements.
International financial reporting standards (IFRS)
The use of IFRS for financial reporting in Canada will become applicable for all publicly accountable enterprises for the year beginning January 1, 2011. The Trust, as a publicly accountable enterprise, is in the process of developing an implementation strategy to establish timelines and identify significant differences between Canadian GAAP and IFRS. The impact on the consolidated financial statements of the Trust of converting to IFRS is unknown at this time.
FINANCIAL AND OTHER INSTRUMENTS
Almost all of Elk Valley Coal’s sales are denominated in U.S. dollars, and the vast majority of its costs are denominated in Canadian dollars. Accordingly, our revenues, net income, cash flows and cash available for distribution are highly sensitive to changes in the U.S./Canadian dollar exchange rate. To help manage exposure to currency fluctuations and the effect on unitholder distributions, we use foreign exchange forward contracts to fix the rate at which certain future anticipated flows of U.S. dollars will be exchanged into Canadian dollars. Derivative financial instruments are not used for trading or speculative purposes.

A policy has been established that allows the Trust to fix the U.S./Canadian dollar exchange rate on its estimated net U.S. dollar cash flows based on the low end of sales volume guidance for Elk Valley Coal for periods where both coal sales prices and volumes can be reasonably estimated. This generally means that we enter into foreign exchange forward contracts as negotiations for the upcoming coal year are concluded. At December 31, 2007, our foreign exchange forward contracts totalled US$256 million at an average contracted exchange rate of US$0.87. All of these contracts mature in the first quarter of 2008. We do not fix the exchange rate for our U.S. dollar long-term debt.
It is important to note that while foreign exchange forward contracts can provide protection from certain fluctuations in currencies, they will correspondingly limit our ability to capitalize on favourable changes in foreign currency exchange rates. Our use of foreign currency forward contracts will reduce or increase profitability relative to what it would have been had we not utilized them. We have chosen to utilize foreign currency forward contracts as a low-cost means of providing additional certainty to cash available for distribution. Other financial instruments that can provide a means to capture the benefit of favourable changes in foreign exchange rates, such as foreign exchange option contracts, are relatively expensive. Our use of foreign exchange forward contracts may also impact our profitability relative to competitors who have utilized similar or other derivative instruments to a different degree.
As a result of the new accounting standards that became applicable to us on January 1, 2007 and our decision not to designate foreign exchange forward contracts as hedges under these new standards, the contracts are marked to market at the end of each accounting period and any change in the fair value of the outstanding contracts is recognized as an unrealized gain or loss in our income statement with an offsetting entry to reflect the fair value of the contracts on our balance sheet. The fair value of the outstanding contracts at December 31, 2007 is an unrealized gain of $39 million, which is recorded as a current asset on our balance sheet. The recognition of unrealized gains or losses on the contracts has contributed to increased volatility of our net income, particularly because of the significant change in the U.S./Canadian exchange rate that occurred during 2007. The extent of this volatility in the future will depend on the amount of foreign exchange forward contracts outstanding, which tends to be high during the first part of the year, and the amount of change in the U.S./Canadian dollar exchange rate. Unrealized changes in the fair value of foreign exchange forward contracts do not affect cash available for distribution because it is the realized gains and losses that represent the cash-flow impacts of the decision to enter into the contracts.
Our ability to enter into foreign exchange forward contracts will depend on the total forward position we wish to undertake, the creditworthiness of available counterparties and the counterparties’ assessment of our credit risk.
In the event of non-performance by the counterparties to the contracts, the Trust is exposed to gains or losses depending on the difference between the U.S./Canadian dollar exchange rate and the rate in the foreign exchange forward contracts. To mitigate this risk of non-performance, we utilize several counterparties of high credit quality. There are no significant concentrations of credit risk.
KEY RISKS AND UNCERTAINTIES
Our investment in Elk Valley Coal is exposed to significant market, operational and regulatory risks and uncertainties in the normal course of business that can influence its future financial performance. A description of the risks that are likely to influence investors’ decisions to purchase, sell or hold our units is presented in our 2007 Annual Information Form, which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on our website at www.fording.ca. The Trust and Elk Valley Coal assess and prioritize risks on an annual basis and develop risk mitigation strategies that include accepting, controlling, transferring, or avoiding each risk. The following summarizes some, but not all, of the high or elevated risk factors identified in 2007 that could affect the Trust and its investment in Elk Valley Coal, our future financial results, the amount of cash available for distribution and the nature of the Trust itself.

Market Risks
Demand and Price Volatility
Global demand and prices for hard coking coal have increased in recent years due largely to the rapid industrialization and economic development of the BRIC countries, particularly China. China has experienced a significant construction boom that has increased global demand for steel and hence the demand for hard coking coal. At the same time, disruptions of supply have placed upward pressure on hard coking coal prices. While demand is currently strong, it is expected that the BRIC countries will experience sudden and irregular swings in their economic development in the future, which will cause significant volatility in the global steel and hard coking coal markets. Dramatic swings in demand and prices for hard coking coal may be experienced from year to year, which is in contrast to the many years of slow growth and low prices that preceded 2003. There is currently no commodity derivative market for metallurgical coal.
In the near term, a recession in the United States could impact the global economy and the demand for steel and metallurgical coal, especially if the economic problems in the United States negatively impact the Chinese economy or other major growth areas.
Oversupply of Hard Coking Coal
Undeveloped reserves of hard coking coal exist in Australia, Mongolia, Russia, Mozambique and other locations, which have the potential to add a significant amount of supply in the longer term. Global oversupply of hard coking coal could also develop if China were to increase its exports of hard coking coal, which could occur in the future if domestic Chinese demand for hard coking coal decreases.
Foreign Currency Exchange
Coal sales are customarily transacted around the world in U.S. dollars. Exchange rate movements can have a significant impact on our financial results and cash flows since substantially all of Elk Valley Coal’s operating costs are incurred in Canadian dollars while its revenues from coal sales are denominated in U.S. dollars. Further increases in the value of the Canadian dollar relative to the U.S. dollar, in the absence of increases in U.S. dollar prices or decreases in costs, would reduce Elk Valley Coal’s margins and profitability. Changes in the U.S./Australian dollar exchange rate also expose Elk Valley Coal to risk. If the Canadian dollar were to strengthen against the U.S. dollar at the same time that the Australian dollar weakens against the U.S. dollar, Elk Valley Coal’s principal competitors in Australia would have a marked advantage, which, combined with their significant transportation cost advantage, could allow them to profitability price their coal at U.S. dollar prices that are not profitable or sustainable for Elk Valley Coal.
Elk Valley Coal attempts to mitigate these market risks by:
•	Settling U.S. dollar coal prices and volumes with its customers annually, which improves the predictability of revenues for the current coal year;

•	Monitoring the global metallurgical coal industry very closely to understand and react to changes in demand, new sources of supply and new competitors;

•	Working with its customers to understand their needs so it can meet their specifications and adapt to changes;

•	Preserving its value to customers by maximizing the quality of its coal products and the stability and reliability of its supply to the market over the long-term; and

•	Increasing flexibility in its operations to be able to adapt to increased market volatility.
In addition, the Trust uses foreign exchange forward contracts to fix the rate of conversion to Canadian dollars on its share of U.S. dollar-denominated cash flows for the current coal year. Beyond the 2007 coal year, the Trust is exposed to potential further strengthening of the Canadian dollar relative to the U.S. dollar.
OPERATIONAL RISKS
Lack of Diversification
The Trust and Elk Valley Coal are dependent upon the sale of a single group of mineral products (metallurgical coal) to a relatively small number of customers in a single industry (integrated steel production). This narrow range of operations fully exposes our financial results and cash flows to fluctuations in hard coking coal prices, which are expected to become more volatile in the future.
Coal Transportation
Substantially all of Elk Valley Coal’s product is transported relatively long distances to ports in Vancouver. Elk Valley Coal is dependent on a single rail carrier that transports approximately 90% of its product, and two terminal facilities that load approximately 90% of its coal onto ships. There are no cost-effective alternatives to these service providers in the near term, which impacts Elk Valley Coal’s negotiated service rates. Elk Valley Coal’s transportation costs are significantly higher than those of its principal competitors in Australia, which places it at a competitive disadvantage. Elk Valley Coal’s high transportation costs expose it to the risk of its principal competitors in Australia choosing to profitably sell coal at prices that are not profitable or sustainable for Elk Valley Coal.
In addition to the risks related to its high transportation costs, issues related to weather, rail and port capacity, rail service, prolonged labour stoppages, availability of vessels, contractual disputes or other factors that prevent the rail carriers or the terminals from providing their services could seriously impact Elk Valley Coal’s financial results and cash flows.
Business Plan Execution
Locating and developing coal reserves, planning and executing the economic mining of these properties and marketing the coal to customers is highly dependent on the skill and experience of Elk Valley Coal employees. Elk Valley Coal operates in a very tight labour market in western Canada. The inability of Elk Valley Coal to find and retain qualified employees could limit its ability to execute its business plan, which could increase costs, decrease productivities or delay the commissioning of capital projects.
Dependence on Major Customers
Elk Valley Coal sells its products to large integrated steel mills, which have recently experienced increased industry consolidation. Elk Valley Coal has four customers that accounted for approximately 45% of its revenue in 2007. A reduction in purchases by any of its largest customers could have a significant negative impact on Elk Valley Coal.

Elk Valley Coal attempts to mitigate these operational risks by:
•	Forging strong, long-term commercial relationships with its customers;

•	Optimizing the quality of its products to help achieve maximum value for its products in the marketplace and maintain its significant market share;

•	Maintaining adequate reserves to remain a reliable, long-term supplier of high-quality hard coking coal;

•	Maintaining production from several operations;

•	Addressing rail and port costs to ensure long-term competitiveness; and

•	Holding an equity position in Neptune Terminals, which enables it to pay for services at this port on a cost of service basis.
REGULATORY RISKS
Permitting and Aboriginal Affairs
Elk Valley Coal’s long-range mining plans are dependent upon it successfully obtaining mining and operating permits from various regulatory agencies and government bodies. Community groups and Aboriginal peoples may participate in this process to the extent they would be impacted by Elk Valley Coal’s operations. While its relationships with these stakeholders are generally good, there is a risk that leadership changes or other developments could negatively affect these relationships. New environmental legislation or stricter interpretation of existing legislation could materially impede Elk Valley Coal’s ability to operate.
Climate Change
There is increasing public concern and regulation in respect of the environmental impact of carbon dioxide and other greenhouse gases. Elk Valley Coal’s mining operations produce significant quantities of greenhouse gases and operate in federal and provincial jurisdictions that are currently contemplating or enacting regulations to reduce or limit the production of these gases. Large quantities of fossil fuels are consumed by the equipment and coal processing plants at the mine sites. In addition, Elk Valley Coal is dependent upon rail transportation to the ports in Vancouver or to eastern North America. The locomotives used to haul Elk Valley Coal’s products also produce greenhouse gases. It is unknown at this time what the impact of new regulations will be on Elk Valley Coal’s business, but the likely effect will be to increase its costs for fuel, energy and transportation. The current lack of clarity regarding these climate change initiatives creates uncertainty and risk for Elk Valley Coal as it attempts to execute its business plan.
In February 2008, the Provincial Government of British Columbia announced that it intends to impose carbon taxes on fuel beginning in July 2008. British Columbia is also currently contemplating ‘cap and trade’ legislation. Additionally, on March 10, 2008, the Federal Government of Canada released its regulatory framework for federal regulation of greenhouse gas emissions. Both federal and provincial regulatory actions will impose additional costs on Elk Valley Coal in the future. Due to the fact that these mechanisms have not yet been fully developed, it is difficult to accurately assess the magnitude of these costs.

The coal products sold by Elk Valley Coal also produce greenhouse gases as they are consumed in the steel making process. The integrated steel mills that purchase Elk Valley Coal’s products are facing increasing social and political pressure to reduce their greenhouse gas emissions. This may lead to the development of alternative steel-making technologies that are not dependent upon the use of metallurgical coal, although the timeframe for this change is expected to be relatively extended due to the large capital investments required and the current lack of proven, cost-effective alternative technologies.
Elk Valley Coal attempts to mitigate these regulatory risks by:
•	Conducting its business in an ethical manner and contributing to the communities in which it operates;

•	Committing to building mutually beneficial relationships with the Aboriginal communities where its operations are located; and

•	Establishing operating procedures that are designed to protect the environment and comply with regulatory requirements.
MANAGEMENT’S REPORT
March 14, 2008
Management’s Responsibility for the Financial Statements
The accompanying consolidated financial statements and related financial information are the responsibility of management and have been prepared in accordance with generally accepted accounting principles (GAAP) in Canada. These consolidated financial statements necessarily include amounts that reflect management’s judgment and best estimates. Financial information contained elsewhere in this Annual Review is consistent with the consolidated financial statements.
The Trustees, on the recommendation of the Audit Committee, approve the consolidated financial statements. The Audit Committee consists of three members, all of whom are independent Trustees. The Audit Committee reviews the consolidated financial statements with management and the independent auditors prior to submission to the Trustees for approval. The Audit Committee reviews interim consolidated financial statements with management and the independent auditors prior to their release to unitholders and regulatory authorities. The Audit Committee also has the duty to review critical accounting policies and significant estimates and judgments underlying the consolidated financial statements prepared by management, to recommend to the Trustees the independent auditors to be proposed to the unitholders for appointment, and to approve the fees of the independent auditors.
The independent auditors, PricewaterhouseCoopers LLP, have conducted an examination of the consolidated financial statements in accordance with Canadian generally accepted auditing standards. The report of the independent auditors is included in this Annual Review. The independent auditors have full and free access to the Audit Committee of the Trustees.

Management’s Report on Internal Control over Financial Reporting
Management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external reporting purposes in accordance with GAAP. Internal control over financial reporting may not prevent or detect fraud or misstatements because of limitations inherent in any system of internal control. Management has assessed the effectiveness of the Trust’s internal control over financial reporting based on the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007.

/s/ Boyd Payne	/s/ R. James Brown
Boyd Payne	R. James Brown
President	Vice President and Chief Financial Officer